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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OPSWARE INC.
(Name of Subject Company)

OPSWARE INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

68383A 10 1
(CUSIP Number of Class of Securities)

Benjamin A. Horowitz
Chief Executive Officer
599 N. Mathilda Avenue
Sunnyvale, CA 94085
(408) 744-7300
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
(650) 988-8500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. Subject Company Information.

        (a)    The name of the subject company is Opsware Inc., a Delaware corporation (the "Company" or "Opsware"). The principal executive offices of the Company are located at 599 N. Mathilda Avenue, Sunnyvale, California 94085, and the telephone number is (408) 744-7300.

        (b)    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibit or Annex hereto, this "Statement") relates is the Company's Common Stock, par value $0.001 per share (the "Common Stock"). As of July 16, 2007, there were 105,811,082 shares of Common Stock issued and outstanding, and as of July 16, 2007, there were an additional 24,618,041 shares of Common Stock reserved for issuance pursuant to outstanding stock options.

ITEM 2. Identity and Background of Filing Person.

        (a)    Name and Address of Person Filing this Statement.    The Company's name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference, and the Company is the person filing this Statement.

        (b)    Tender Offer of the Purchaser.    This statement relates to a tender offer by Orca Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), disclosed in a Tender Offer Statement on Schedule TO, dated August 3, 2007 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $14.25 per share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2007 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase, constitutes the "Offer"). The Offer to Purchase and Letter of Transmittal are being mailed with this statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 20, 2007, by and among Purchaser, HP and the Company (as such agreement may be amended from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the "DGCL"), Purchaser will merge with and into the Company (the "Merger") and each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by (a) Purchaser, HP and the Company, which will be canceled, and (b) any Company stockholder, if any, who properly exercises his, her or its appraisal rights with respect to such shares under the DGCL). Following the effective time of the Merger (the "Effective Time"), the Company will continue as a wholly owned subsidiary of HP (the Company after the Effective Time is referred to in this Statement as the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As set forth in the Schedule TO, the address of the principal executive offices of HP and Purchaser is 3000 Hanover Street, Palo Alto, California 94304 and their telephone number is (650) 857-1501.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 (the "Information Statement") as Annex I or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company's executive officers, directors or affiliates; or (ii) HP, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the stockholders of the Company (the "Stockholders") pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser's right (following acceptance for payment by Purchaser pursuant to the Offer of more than 50% of the outstanding shares of Common Stock) to designate persons for election to the Board of Directors of the Company (the "Board") without election of such persons at a meeting of the Stockholders (such time hereinafter referred to as the "Appointment Time"). The Information Statement is incorporated herein by reference.

  (a)
  Arrangements with Executive Officers and Directors of the Company.

        Certain agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement. Certain members of management and the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from and in addition to their interests as Stockholders generally.

  Cash Consideration Payable Pursuant to the Offer.

        If the non-employee directors (William V. Campbell, Simon M. Lorne, Michael S. Ovitz and Michelangelo A. Volpi), the Chairman of the Board (Marc L. Andreessen), and the executive officers of the Company (Jordan J. Breslow, David F. Conte, Mark D. Cranney, Sachin Gupta, Timothy A. Howes, Benjamin A. Horowitz, John L. O'Farrell and Sharmila N. Shahani) were to tender the shares of Common Stock they own for purchase by Purchaser pursuant to the Offer as they have agreed pursuant to the Tender Agreements (as defined and described below), they would receive the same cash consideration for their shares of Common Stock and on the same terms and conditions as the other Stockholders who tender their shares to Purchaser in the Offer. Any outstanding shares of Common Stock not tendered in the Offer will be converted in the Merger into the right to receive the Offer Price, without interest and less any required withholding taxes. As of July 16, 2007, the Company's directors and executive officers beneficially owned in the aggregate 16,756,791 shares of Common Stock (excluding shares issuable upon the exercise of options to purchase Common Stock) and vested and exercisable options to purchase 7,623,156 shares of Common Stock. If the directors and executive officers were to tender all of their shares of Common Stock for purchase pursuant to the Offer, and those shares of Common Stock were purchased by Purchaser at the Offer Price, and, if pursuant to the Merger Agreement their vested and exercisable options as of September 7, 2007 were converted into the right to receive an aggregate amount in cash equal to the product obtained by multiplying (A) the aggregate number of shares that were issuable upon exercise of such options immediately prior to the Effective Time and (B) the Offer Price less the per share exercise price of such options, the directors and executive officers would receive an aggregate of approximately $319,001,551, without interest and less any required withholding taxes in the Offer and the Merger.

  Potential Acceleration of Vesting of Equity Awards Upon Change in Control.

        Outside Directors.    The Company's Amended and Restated 2000 Incentive Stock Plan ("2000 ISP") provides for full acceleration of the vesting of all options held by non-employee directors (William V. Campbell, Simon M. Lorne, Michael S. Ovitz and Michelangelo A. Volpi) under the 2000 ISP upon the

Appointment Time. A copy of the 2000 ISP is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

        Chairman.    On July 18, 2007, the Board approved an amendment to the stock option agreements of Marc L. Andreessen, dated February 23, 2005, March 15, 2006 and June 20, 2007, to provide that the options subject to such stock option agreements will accelerate and become fully vested and exercisable upon the Appointment Time so that these options would be treated in the same manner under the Merger Agreement as the options held by the non-employee directors of the Company. In addition, Mr. Andreessen's stock option agreement, dated February 24, 2004, provides that (i) upon a change in control of the Company, 50% of the then-unvested option shares shall accelerate and an additional 1/24th of the option shares that are not vested upon such acceleration shall vest each month thereafter, such that all shares subject to the stock option agreement shall have vested on the date that is 12 months following the Appointment Time and (ii) upon Mr. Andreessen's termination without Cause (as defined therein), 100% of the then-unvested option shares shall accelerate and become fully vested and exercisable. A copy of the form of Mr. Andreessen's stock option agreement is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

        Change in Control Policy.    The Company adopted an Executive Change in Control Policy, effective as of February 28, 2007 (the "CIC Policy"). Participants in the CIC Policy are Messrs. Breslow, Conte, Cranney, Horowitz, Howes, O'Farrell and Gupta and Ms. Shahani ("CIC Policy Participants"). Each CIC Policy Participant, other than Mr. Gupta, has executed a Letter of Amendment to Options under the CIC Policy (each, a "CIC Letter" and together, the "CIC Letters"). Pursuant to the CIC Policy and the CIC Letters, the terms of the outstanding stock options listed on such CIC Letters include, and the terms of all future options granted to a CIC Policy Participant will include, (i) 100% acceleration of then unvested options if the relevant CIC Policy Participant's employment is terminated within either 30 days prior to, or 18 months following, a change in control of the Company by reason of (A) a termination by the participant for Good Reason (as defined therein); (B) a termination without Cause (as defined therein) or (C) death or Disability (as defined therein) and (ii) 100% acceleration of then unvested options if there is Constructive Termination (as defined therein) of the respective CIC Policy Participant between the 12th and 18th month following a change in control; provided, however, that a CIC Policy Participant is not eligible for acceleration upon a Constructive Termination unless such CIC Policy Participant provides 12 months of continuous service immediately following the change in control. A copy of the CIC Policy is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

        Option Acceleration Outside of the Change in Control Policy.    Certain equity awards granted to Company executives prior the adoption of the CIC Policy were not amended by the CIC Policy and retain the acceleration terms set forth therein. These equity awards are described immediately below:

        Certain stock option agreements held by each of Messrs. Breslow, Cranney and Howes and Ms. Shahani provide that upon an Involuntary Termination (as defined therein) with respect to such officer's employment within 12 months of a change in control of the Company, the vesting of 100% of the then unvested option shares subject to such agreements shall accelerate and such options shall become fully exercisable. A copy of the form of the stock option agreement is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

        Mr. Cranney's restricted stock purchase agreement dated December 21, 2005 provides that upon an Involuntary Termination (as defined therein) with respect to Mr. Cranney's employment within 12 months of a change in control of the Company, the vesting of 100% of the then unvested shares subject to such agreements shall accelerate and the Company's right of repurchase with respect to such shares shall fully lapse. A copy of Mr. Cranney's restricted stock purchase agreement if filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

        Each of Mr. Gupta's stock option agreement and restricted stock purchase agreement dated June 4, 2007 provides for 100% acceleration of vesting of the then unvested options and shares if his employment is terminated within either 30 days prior to or twelve months following a change in control of the Company by reason of (A) a termination for Good Reason (as defined therein); (B) a termination without Cause (as defined therein) or (C) death or Disability (as defined therein). Copies of Mr. Gupta's stock option agreement and restricted stock agreement are filed as Exhibits (e)(8) and (e)(9) hereto, respectively, and are incorporated herein by reference.

        Mr. Horowitz's stock option agreement dated February 24, 2004 provides that upon a change in control of the Company, the vesting of 50% of the then unvested option shares subject to such agreement shall accelerate and such accelerated options shall become fully exercisable and an additional 1/24th of the option shares that are not vested following such acceleration shall vest each month thereafter such that all shares subject to the stock option agreement shall have vested on the date that is 12 months following a change in control of the Company. Upon Mr. Horowitz's termination without Cause (as defined therein) 100% of the then-unvested option shares shall accelerate and become fully vested and exercisable. A copy of the form of Mr. Horowitz's stock option agreement is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

        The following table summarizes the potential value of accelerated stock options and restricted shares at the Effective Time for each of the Company's directors and executive officers under each alternative scenario below. The value realized equals the Offer Price less the applicable exercise price per share of the relevant equity award, multiplied by the number of shares that receive accelerated vesting. The values assume that the Effective Time will occur on September 7, 2007.

			Potential Value of Accelerated Options and Restricted Shares Under Each Alternative Scenario Below:
				Following a Change of Control
	Number of Shares Underlying Unvested Options	Number of Unvested Restricted Shares
			Upon a Change In Control	Upon Involuntary Termination Not For Cause	Upon Termination For Good Reason	Upon Constructive Termination(1)
Andreessen, Marc L.	162,855	—	$824,712	$301,500	—	—
Breslow, Jordan J.	223,439	—	—	$1,558,447	$1,483,066	$1,483,066
Campbell, William V.	59,377	—	$386,703	—	—	—
Conte, David F.	376,047	—	—	$2,704,931	$2,704,931	$2,704,931
Cranney, Mark D.	481,772	112,500	—	$5,063,833	$2,584,571	$2,584,571
Gupta, Sachin	850,000	150,000	—	$6,072,850	$6,072,850	—
Horowitz, Benjamin A.	1,065,627	—	$150,750	$7,489,921	$7,188,415	$7,188,415
Howes, Timothy A.	334,899	—	—	$2,339,242	$2,188,486	$2,188,486
Lorne, Simon M.	59,377	—	$386,703	—	—	—
O'Farrell, John L.	303,648	—	—	$2,133,980	$2,133,980	$2,133,980
Ovitz, Michael S.	59,377	—	$386,703	—	—	—
Shahani, Sharmila N.	264,587	—	—	$1,873,448	$1,798,067	$1,798,067
Volpi, Michelangelo A.	59,377	—	$386,703	—	—	—

(1)
Calculation assumes the named executive satisfied the minimum post-acquisition transition period necessary to receive accelerated vesting.

  Agreements between Current Executive Officers and the Company.

        Sachin Gupta entered into an Offer Letter, dated on June 5, 2007, with the Company ("Gupta Offer Letter"), that provides that, in connection with the Company's next annual performance review process, which is anticipated to occur in February or March of 2008, the Company will recommend to its Compensation Committee a grant to Mr. Gupta of stock options to purchase 200,000 shares of Common Stock (the "Gupta Refresh Grant"). Pursuant to the Gupta Offer Letter, in the event a change in control of the Company occurs prior to the Company's granting of the Gupta Refresh Grant, the Gupta Refresh Grant shall (i) be granted effective as of immediately prior to the closing of the change in control transaction and (ii) provide for 100% acceleration of then unvested options if Mr. Gupta's employment is terminated 12 months following the change in control transaction by reason of (A) termination of employment by Mr. Gupta for Good Reason (as defined therein) or (B) termination of employment without Cause (as defined therein) (the "Gupta Acceleration"). Also pursuant to the Gupta Offer Letter, Mr. Gupta may elect to receive up to 150,000 shares of restricted stock of the Company in lieu of an equal number of option shares subject to the Gupta Refresh Grant. A copy of the Gupta Offer Letter is filed as Exhibit (e)(10) hereto and is incorporated herein by reference.

        Sharmila N. Shahani entered into an Offer Letter, dated May 2, 2002, with the Company that provides that (i) upon the termination of her employment other than for Cause (as defined therein), she is entitled to six months base salary (which amount is currently $125,000) and (ii) upon an Involuntary Termination (as defined therein) or upon a change or reduction of her title from Senior Vice President of Marketing other than for Cause within 12 months following a change in control of the Company, she is entitled to 12 months base salary (which amount is currently $250,000). A copy of Ms. Shahani's Offer Letter is filed as Exhibit (e)(11) hereto and is incorporated herein by reference.

        John O'Farrell entered into an Offer Letter, dated March 5, 2001, with the Company that provides that upon the termination of his employment other than for Cause (as defined therein), including by a Constructive Termination (as defined therein), he is entitled to a lump sum payment equal to 12 months of his then-current base salary (which amount is currently $330,000) subject to applicable withholdings, and the cash value of all of his benefits for a period of 12 months (approximately $15,000). A copy of Mr. O'Farrell's Offer Letter is filed as Exhibit (e)(12) hereto and is incorporated herein by reference.

        In addition, and without limiting the above, HP has agreed to permit the Company to adopt a severance policy for all executive officers of the Company that provides the following benefits, to the extent any such executive officer is not already entitled to more favorable benefits under an existing agreement or arrangement, with respect to the termination without Cause (as defined therein) of any such executive officer prior to or upon the Merger, or prior to the first anniversary of the Merger: a lump sum payment equal to up to four or six months salary, subject to applicable withholdings, plus such executive officer's annual bonus target prorated through the date of termination, plus payment for COBRA benefits for such period.

  Employee Stock Purchase Plan.

        The Company maintains an Employee Stock Purchase Plan (the "ESPP") in which all employees that are employed by the Company or any participating subsidiary of the Company for at least 20 hours per week and more than five months in any calendar year, including executives but excluding 5% stockholders (which excludes the Company's Chief Executive Officer), are eligible to participate.

        Pursuant to the Merger Agreement, on the earlier of (a) the Appointment Time and (b) August 31, 2007 (the "New Exercise Date"), each outstanding purchase right under the ESPP automatically shall be exercised as of the New Exercise Date and each ESPP participant's accumulated payroll contributions as of such date that are not withdrawn as of the New Exercise Date shall be applied toward the purchase of shares in accordance with the terms of the ESPP. All offering periods shall end on the New Exercise Date and the ESPP shall terminate as of the New Exercise Date. As promptly as reasonably practicable following the New Exercise Date, following the application of accumulated payroll contributions toward the purchase of shares, HP shall cause the Company to return to participants any of their respective accumulated payroll contributions not applied to the purchase of shares under the ESPP, if any. Pursuant to the Merger Agreement, from and after July 20, 2007, there shall be no new offering periods under the ESPP and no current participant in the ESPP is permitted to increase the rate of his or her payroll deductions into his or her account under the ESPP.

  Director and Officer Indemnification and Insurance.

        Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification by the Company of directors and officers beyond that specifically provided by current law. The Company has adopted provisions in its certificate of incorporation and its bylaws that provide for indemnification of its officers and directors to the full extent permitted under Delaware law and provisions for the payment of expenses incurred by an officer or director in defending any proceeding upon the receipt of an undertaking by such officer or director to repay all amounts advanced if it is ultimately determined that such officer or director is not entitled to be indemnified. In addition, the Company has entered into agreements to indemnify its directors and executive officers. These agreements provide for indemnification of the Company's directors and executive officers for some types of expenses, including attorney's fees, judgments, fines, and settlement amounts incurred by such persons in any action or proceeding, including any action brought by or in the right of the Company, arising out of such person's services as the Company's director or executive officer. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. The description of the indemnification agreements entered into with the Company's directors and officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(13), which is incorporated herein by reference.

        From and after the time that Purchaser's designees constitute a majority of the Board (the "Control Time"), HP shall, and shall cause the Surviving Corporation and its subsidiaries to, honor and fulfill in all respects the obligations of the Company and its subsidiaries under the Company's certificate of incorporation and bylaws in effect as of July 20, 2007, and under any indemnification agreements in effect as of July 20, 2007 (the "Indemnification Agreements"), between the Company and any of its current or former directors and officers and any person who becomes a director or officer of the Company or any of its subsidiaries (the "Indemnified Parties") prior to the Control Time arising out of or relating to actions or omissions in their capacity as officers or directors of the Company and its subsidiaries occurring at or prior to the Effective Time, including in connection with the approval of the Merger Agreement and the Merger.

        HP shall, or shall cause the Surviving Corporation to, advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters subject to indemnification, and to the extent provided in the Company's certificate of incorporation and bylaws or the Indemnification Agreements; provided, however, that any Indemnified Party to whom expenses are advanced undertakes, to the extent required by the Company's certificate of incorporation and bylaws or the DGCL, to repay such advanced expenses to the Surviving Corporation as soon as reasonably practicable if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

        In addition, the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries shall contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable as the indemnification, advancement of expenses and exculpation of Indemnified Parties for periods prior to and including the Effective Time than are currently set forth in the Company's certificate of incorporation and bylaws. The Indemnification Agreements shall continue in full force and effect in accordance with their terms.

        For a period commencing with the Control Time and ending not less than six years after the Effective Time, HP and the Surviving Corporation have agreed to maintain in effect all directors' and officers' liability insurance covering each person covered by the Company's directors' and officers' liability insurance immediately prior to the Effective Time; provided, that, HP and the Surviving Corporation may substitute the existing policies on terms no less favorable than those currently applicable to them; provided, further, HP and the Surviving Corporation are not obligated to pay an annual premium in excess of 300% of the aggregate annualized premiums paid by the Company for the trailing 12-month period that ends as of the Effective Time for such purpose; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, HP and the Surviving Corporation are obligated to obtain an insurance policy with the greatest amount of coverage available for aggregate premiums not exceeding such amount. In lieu of the foregoing, following the Appointment Time, HP may, in its sole discretion, direct the Company, or cause the Surviving Corporation, to obtain a prepaid "tail" insurance policy for a six-year period, which policy shall provide the insurance coverage of equivalent amount and on no less favorable terms than that provided by the Company's current directors' and officers' liability insurance.

  (b)
  Arrangements with Purchaser and HP.

  Merger Agreement.

        The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, which is filed as Exhibit (a)(1)(A), are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) and is incorporated herein by reference.

  Tender and Stockholder Support Agreements.

        The summary of the Tender and Stockholder Support Agreements, dated as of July 20, 2007, by and between HP and the non-employee directors (William V. Campbell, Simon M. Lorne, Michael S. Ovitz and Michelangelo A. Volpi), the Chairman of the Board (Marc L. Andreessen) and certain executive officers of the Company (Jordan J. Breslow, David F. Conte, Mark D. Cranney, Sachin Gupta, Timothy A. Howes, Benjamin A. Horowitz, John L. O'Farrell and Sharmila N. Shahani) and certain trusts affiliated with certain of those persons (the "Tender Agreements") contained in Section 13 of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Tender Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

  Nondisclosure Agreement.

        Effective May 9, 2007, the Company and HP entered into a mutual nondisclosure agreement (the "Nondisclosure Agreement"). Each party agreed that any information furnished to it or its representatives in connection with a possible transaction between the parties would be kept confidential and used only for purposes of evaluating a possible transaction and disclosed only as may be required by law or with the written consent of the other party. ,Until the earlier of 12 months from the date of the Nondisclosure Agreement, or the occurrence of certain events described in the Nondisclosure Agreement, without the prior written consent of the Company, HP agreed that neither it nor its affiliates on its behalf, directly or indirectly, would acquire or seek to acquire in any manner beneficial ownership of any of the Company's securities or assets, including rights or options; seek to influence in any manner the management, the Board, the governing instruments or policies or affairs of the Company; make a request to amend or waive provisions of the Nondisclosure Agreement; or make any public disclosure, or take any action that could require the Company to make any public disclosure with respect to the matters above. This summary is qualified in its entirety by reference to the Nondisclosure Agreement, which is filed as Exhibit (e)(14) hereto and is incorporated herein by reference.

ITEM 4. The Solicitation or Recommendation.

  (a)
  Recommendation.

        On July 20, 2007, the Board: (1) determined that the Merger Agreement is advisable and fair to, and in the best interests of, the Company and the Stockholders, (2) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of the Company and the Stockholders; and (3) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board recommends that the Stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required, adopt the Merger Agreement.

        A letter to the Stockholders from the Company's President and Chief Executive Officer communicating the Board's recommendation is filed herewith as Exhibit  (a)(2)(A) and is incorporated herein by reference in its entirety.

  (b)
  Background and Reasons for the Recommendation.

  Background of the Merger.

        Our Board has periodically reviewed and assessed Opsware's long-term strategies and objectives and developments in the markets in which it operates, including, among other things, strategies to grow Opsware's business and operations through potential partnering, OEM agreements, strategic alliances or other strategic opportunities with other companies. In addition, Opsware's senior management has met from time to time with representatives of other companies to discuss trends in their respective businesses and explore opportunities for strategic partnerships.

        As part of these ongoing discussions, between January 30 and February 14, 2007, our Chairman, Marc L. Andreessen, our President and Chief Executive Officer, Benjamin A. Horowitz, and our Executive Vice President of Business Development, John L. O'Farrell, met with senior executives of HP and certain other technology companies, which are identified herein by coded references in order to comply with applicable non-disclosure obligations, to update each other and exchange views on our respective businesses, including a discussion of potential partnering transactions.

        On January 30, 2007, Mr. Thomas E. Hogan, Senior Vice President of HP Software, and Mr. Sandeep Johri, Vice President of Strategy and Corporate Development for HP Software, met with Mr. Horowitz and Mr. O'Farrell to discuss views on potential transactions between HP and Opsware.

        On January 31, an officer of Company No. 1 contacted Mr. Horowitz to request a meeting to discuss a potential strategic relationship.

        On February 6, Company No. 2's Chief Executive Officer met with Messrs. Horowitz and O'Farrell to discuss a possible strategic transaction. This meeting was followed by several follow-up phone calls. No formal proposal of any type resulted from these discussions.

        At a meeting of the Board held on February 27, Opsware management briefed our Board as to our strategic position and opportunities to engage in strategic relationships with other companies. The Board then considered our strategic alternatives and discussed the potential outcomes of pursuing different strategies.

        On March 1, the Senior Vice President of Corporate Development of Company No. 3 contacted Mr. O'Farrell to indicate interest in exploring a potential strategic combination with Opsware and in commencing due diligence related thereto.

        At a meeting of our Board held on March 6, Mr. Horowitz reported that during the course of discussions with other companies to explore potential commercial relationships, OEM agreements or similar alliances, a question arose of whether Opsware would consider a strategic combination. Although none of those companies actually presented an offer or a specific proposal, Mr. Horowitz sought the advice of the Board as to the appropriate response. The Board engaged in a lengthy discussion about the advantages and disadvantages of engaging in such discussions at the present time considering numerous factors, including the condition of the business, the market opportunity and timing, the current market price of the Company's securities, the ability of the Company to succeed as an independent company, the benefits that the other companies could bring to the Company, the potential return to the Company's stockholders under various scenarios and the competitive landscape.

        On or about March 21, Mr. Andreessen informed the President of Company No. 3 that Opsware had received expressions of interest from potential acquirers and was open to discussing a potential strategic combination with Company No. 3.

        On March 22, an executive vice-president of Company No. 4 contacted Mr. Horowitz's office to request a meeting. Mr. Horowitz met with that executive on March 29, during which meeting the executive indicated that Company No. 4 was interested in acquiring Opsware.

        On March 26, the Chief Executive Officer of Company No. 1 contacted Mr. Horowitz to express interest in acquiring Opsware.

        On April 3, Opsware and Company No. 1 entered into a non-disclosure agreement. Also on that date, Mr. O'Farrell and Timothy A. Howes, our Chief Technology Officer, met with executives of Company No. 1 to provide them with preliminary diligence information.

        On or about April 4, the Chief Executive Officer of Company No. 5 met with Mr. Andreessen and expressed an interest in acquiring Opsware.

        At a meeting of our Board held on April 10, Mr. Horowitz reported that Opsware had received unsolicited expressions of interest to acquire Opsware. Mr. Horowitz also reported on developments in the market for enterprise software generally, the potential impact of an initial public offering by a competitor, Opsware's sales prospects generally, and other factors for the Board to consider in evaluating a potential acquisition and the alternative of remaining an independent company. The Board then considered whether to engage an investment bank, and authorized management to interview potential bankers and to report any recommendations to the Board at its next meeting. A memorandum from Fenwick & West LLP, Opsware's legal advisor, referred to herein as "Fenwick & West," as to the Board's fiduciary duties in the context of a change of control was distributed to the Board members.

        On April 17, the Executive Vice President and other executives of Company No. 4 visited Opsware for a diligence session and discussion of the strategic merits of a potential strategic combination of Company No. 4 and Opsware.

        On April 19, Company No. 3 entered into a non-disclosure agreement with Opsware, but declined to enter into a standstill agreement. That day the President and other executives of Company No. 3 visited Opsware for a diligence session and discussion of a potential strategic combination.

        On April 24, Company No. 4 and Opsware entered into a non-disclosure and standstill agreement. Thereafter, Opsware provided Company No. 4 with information in response to a diligence request delivered by Company No. 4.

        On April 27, the Chief Executive Officer and other executives of Company No. 1 visited Opsware for a diligence session and discussion of the strategic merits of a potential strategic combination with Company No. 1.

        On May 2, the Executive Vice President of Company No. 4 informed Mr. Horowitz by phone that Company No. 4 was not in a position to make a determination in the foreseeable future as to whether it would pursue entering into a strategic combination with Opsware in light of other factors affecting Company No. 4's business strategy. There were no further substantive discussions between Company No. 4 and us concerning a potential strategic transaction after this date.

        On May 7, Opsware and Company No. 1 executed a supplement to the non-disclosure agreement entered into on April 3 to include a standstill arrangement.

        On May 7, Mr. Horowitz met with the President of Company No. 3 for further discussions about a potential strategic combination.

        On May 7, Mr. Andreessen informed Mr. Hogan that Opsware had received expressions of interest from potential acquirers and was open to discussing a potential strategic combination with HP.

        On May 9, HP and the Company entered into a mutual nondisclosure agreement, which included a standstill agreement, to facilitate the sharing of information with respect to their discussions regarding a potential strategic combination.

        On May 11, Mr. Hogan and other representatives of HP visited Opsware for a diligence session and discussion of the strategic merits of a potential strategic combination with Opsware.

        On May 11, several executives of Company No. 5 visited Opsware for a diligence session and discussion of the strategic merits of a potential strategic combination with Opsware. A non-disclosure and standstill agreement was entered into between Company No. 5 and Opsware on this date.

        On various occasions between May 11 and May 20, Opsware representatives provided Company No. 3 with limited due diligence information.

        From May 11 to May 18, representatives of HP and Opsware held a series of preliminary due diligence meetings during which our business, strategy and prospects were discussed.

        On or about May 14, Mr. Hogan and Mr. Horowitz had a further discussion in which Mr. Horowitz requested that HP communicate its level of interest in pursuing a strategic combination with Opsware and provide a preliminary indication of valuation before the meeting of the Board scheduled to be held on May 22, which HP did on May 18.

        On May 21, the Chief Executive Officer of Company No. 1 sent Mr. Horowitz a non-binding written offer to acquire Opsware for $11 per share in cash. Opsware's closing price on the Nasdaq Global Market on this day was $7.97 per share.

        On May 22, the Board received an update from Mr. O'Farrell and Mr. Horowitz on, and discussed, the recent meetings with potential acquirers. The Board discussed the offer received from Company No. 1 for $11 per share and determined that no other offers or higher indications of value had been received. The Board then discussed whether to pursue further discussions with Company No. 1 or with other potentially interested parties. After discussion, our Board concluded that the $11 per share offer from Company No. 1 did not approach what the Board and management considered a fair valuation of our stock in light of our current business prospects (which the Board determined to be a price of at least $14 per share) and that it was unlikely that a price significantly higher than $11 per share would be offered by Company No. 1 or by any of the other parties contacted. As a result, the Board determined that we should not continue the process of exploring a potential sale at this time, but should instead focus on managing our business to achieve the results set forth in our operating plan so as to maximize stockholder value as an independent company.

        On May 22, Mr. Horowitz informed the Chief Executive Officer of Company No. 1 that our Board had rejected its $11 per share offer and would not give serious consideration to any new offer for an acquisition of Opsware below $14 per share. The Chief Executive Officer of Company No. 1 indicated that he viewed this as an indication that we did not want to continue further discussions about a potential strategic combination.

        On or about May 22, Opsware informed HP that our Board was not interested in continuing discussions regarding any potential strategic combination and would not give serious consideration to any offer for an acquisition of Opsware below $14 per share. HP indicated it was not willing to consider a transaction on those terms at such time.

        On May 23, the President of Company No. 3 informed Mr. Horowitz that Company No. 3 would be prepared to pay between $10 and $11 per share in cash for Opsware. Mr. Horowitz informed him that our Board would not give serious consideration to that offer or any other offer below $14 per share. Mr. Andreessen separately confirmed the same point to that executive on May 26. There were no further substantive discussions with Company No. 3 until July 9.

        Given our Board's determination on May 22 to cease pursuing these discussions and to remain an independent company, on May 24 we requested in writing that each of HP, Company No. 3 and Company No. 4 return or destroy all nonpublic information provided to it during the course of their respective due diligence investigations.

        On June 21, the Chief Executive Officer of Company No. 1 informed Mr. Horowitz that Company No. 1 would be prepared to offer $13.25 per share in cash to acquire Opsware. He expressed a desire to move quickly to complete confirmatory due diligence and execute a definitive agreement if Opsware's Board accepted the proposal. Later that day, the Chief Executive Officer of Company No. 1 sent Mr. Horowitz a non-binding term sheet, an exclusivity agreement and a draft merger agreement, which provided for a cash tender offer to be conducted by Company No. 1 for the outstanding shares of common stock of Opsware followed by a merger of a wholly owned subsidiary of Company No. 1 with and into Opsware.

        Between June 21 and July 3, Mr. Horowitz met with individual Board members to discuss the proposal received from Company No. 1.

        On July 3, Mr. Horowitz and Mr. Hogan had a phone conversation during which Mr. Horowitz informed Mr. Hogan that our Board planned to consider an acquisition proposal from a third party that afternoon. Mr. Hogan discussed a possible price range for an offer from HP to acquire Opsware. Mr. Horowitz informed Mr. Hogan that Opsware had already received a cash offer above such range.

        At a meeting of our Board held on the afternoon of July 3, the Board discussed the proposal from Company No. 1 in detail. The Board again discussed the strategic position of Opsware and the opportunities and risks associated with remaining an independent entity. The Board also considered potential future stock price performance as an independent company under a range of scenarios. Following a lengthy discussion, our Board authorized management to provide additional due diligence to Company No. 1 and to enter into negotiations of a definitive agreement for the acquisition of Opsware by Company No. 1 at a price at or above $14 per share in cash. Mr. Horowitz so informed the Chief Executive Officer of Company No. 1 in a telephone call on the evening of July 3. The Board also authorized management to retain Goldman, Sachs & Co., referred to herein as "Goldman Sachs," as its financial advisor with respect to the potential sale of Opsware and to continue soliciting interest in a potential acquisition of Opsware from any other potential acquirers (i.e., to conduct a further "market check").

        From July 4 through July 11, representatives of HP and Opsware held a number of phone calls discussing the possibility of a strategic combination between HP and Opsware.

        In a telephone call on July 5, the Chief Executive Officer of Company No. 1 told Mr. Horowitz that Company No. 1 was prepared to offer $14 per share in cash to acquire Opsware, subject to Opsware's entering into a three-week exclusivity agreement with Company No. 1 and that would enable Company No. 1 to complete its confirmatory due diligence and negotiate a definitive acquisition agreement and further subject to approval of Company No. 1's board of directors.

        Effective as of July 6, Opsware retained Goldman Sachs with respect to the potential sale of Opsware. Opsware requested, among other things, that Goldman Sachs assist Opsware in identifying and conducting discussions with other potential acquirers.

        At a meeting of our Board held on July 9, Mr. Horowitz provided an update to the Board concerning the negotiations with Company No. 1, including an indication by Company No. 1 that it would be willing to increase its offer to $14.00 per share in cash if Opsware entered into exclusive negotiations, Company No. 1's delivery of a draft merger agreement, our refusal to accede to Company No. 1's request that the Company enter into exclusive negotiations with Company No. 1 and our intention to conduct a further market check to ascertain interest from any other potential acquirors, even if that involved a risk of Company No. 1 terminating merger negotiations as threatened. Mr. Horowitz also then summarized the status of the discussions with other possible interested parties, including HP, Company No. 3, Company No. 5, Company No. 7, Company No. 8, as well as a plan for representatives of Goldman Sachs to invite Company No. 9 to participate in the process. Mr. Horowitz also identified parties who appeared to be unable or unwilling to make a proposal, including Company No. 2, Company No. 4 and Company No. 6. Mr. O'Farrell then provided additional details concerning the negotiations with Company No. 1 and his discussions with representatives of Goldman Sachs relating to such negotiations. The Board then discussed each of these matters and confirmed its direction to the management team to proceed with discussions with Company No. 1 without entering into exclusive negotiations with Company No. 1, and to proceed with a market check to determine the interest of the parties identified in making a timely and meaningful acquisition proposal.

        Representatives of Opsware and Company No. 1 and representatives of their outside legal advisors held further discussions between July 7 and July 9 regarding the potential transaction and the terms set forth in the non-binding term sheet received from Company No. 1. Opsware indicated its willingness to engage in due diligence and to negotiate a definitive agreement but declined the repeated requests of Company No. 1 to enter into an exclusivity arrangement. On July 9, Mr. O'Farrell and the Chief Financial Officer of Company No. 1 agreed to commence due diligence and negotiations of a definitive agreement without an exclusivity arrangement in place between the parties.

        On July 9, representatives of Fenwick & West forwarded to representatives of Company No. 1's legal advisor proposed changes to the legal terms of the transaction reflected in the non-binding term sheet previously submitted by representatives of Company No. 1 and further discussed those proposed changes with Company No. 1 and its legal advisors on July 10, 2007.

        On July 9 and 10, Mr. Horowitz and Mr. Andreessen telephoned Mr. Hogan, the President of Company No. 3, the Chief Executive Officer of Company No. 5, the Chief Executive Officer of Company No. 7 and a senior executive of Company No. 8, to inform them that Opsware had received a bona fide acquisition proposal and to inquire whether they would be interested in acquiring Opsware at a price in excess of $14 per share. The Opsware executives further stated that if there was interest, such parties would need to be prepared to move very rapidly to complete due diligence and negotiate a definitive acquisition agreement. On July 10, representatives of Goldman Sachs called the Vice President of Corporate Development of Company No. 9 and gave him a similar message.

        Beginning on July 10 and continuing throughout the negotiation process, Opsware made information regarding Opsware available for Company No. 1's due diligence review. In-person diligence meetings with Company No. 1 and its advisors were held during the period from July 11 through July 15.

        The Chief Executive Officer of Company No. 7 called Mr. Andreessen on July 10 to inform him that Company No. 7 would not be interested in pursuing an acquisition at the indicated price level. On the same day, a senior executive at Company No. 8 also called Mr. Horowitz to convey a similar message.

        On July 10, the Chief Executive Officer of Company No. 5 told Mr. Andreessen that a corporate development executive of Company No. 5 would follow up with Mr. O'Farrell to discuss whether or not Company No. 5 might have interest in a potential strategic combination with Opsware. That executive left a voicemail for Mr. O'Farrell, but then failed to return phone calls from Mr. O'Farrell. There were no further communications from Company No. 5.

        On July 10, Mr. Johri telephoned Mr. Horowitz and Mr. O'Farrell to tell them that HP senior managers would be discussing the situation further the next day and that they were seriously considering the potential strategic combination with Opsware.

        On July 11, in response to the call from representatives of Goldman Sachs on July 10 described above, the Vice President of Corporate Development at Company No. 9 sent representatives of Goldman Sachs a letter expressing interest in pursuing Opsware as an acquisition candidate, but suggesting that requiring a response in the indicated time frame was not reasonable, and requesting that Company No. 9 be given a reasonable chance to evaluate the acquisition of Opsware. The letter did not contain any indication of the potential valuation that Company No. 9 would be prepared to offer (which had been previously requested from Company No. 9) or of the timeline that Company No. 9 would consider reasonable. At the direction of Opsware, representatives of Goldman Sachs followed up with the executive at Company No. 9 to clarify the points made in the letter from Company No. 9. Based on such executive's response indicating the process that Company No. 9 would have to follow in order to be in a position to submit a bid, and the fact that Company No. 9 had not actively approached Opsware in the recent past, Opsware, after discussion with representatives of Goldman Sachs, concluded that it was unlikely that Company No. 9 could move rapidly enough to keep pace with the discussions ongoing with other parties and that slowing the process down to enable Company No. 9 to participate would involve an unwarranted risk of causing other potential bidders to cease negotiations, particularly since Company No. 9 had the ability to make an unsolicited superior offer even after we had signed a merger agreement with another party. At the direction of Opsware, representatives of Goldman Sachs informed Company No. 9 that it would not be invited to continue in the process and Company No. 9 did not contact Opsware or representatives of Goldman Sachs thereafter.

        On July 11, representatives of Fenwick & West sent a revised draft of the merger agreement to representatives of Company No. 1 and its legal advisors.

        On July 11, Mr. Hogan telephoned Mr. Horowitz and indicated HP's willingness to pursue an acquisition of Opsware and discussed an acceptable price range. Later that day, HP sent a non-binding letter of intent to Opsware with respect to the proposed acquisition of the Company at a price of $14.05 per share in cash. Opsware's closing price on the Nasdaq Global Market on that day was $9.42 per share.

        On July 12, Mr. Horowitz advised the Chief Executive Officer of Company No. 1 that Opsware had received an additional expression of interest from another potential bidder and that the offer price was slightly higher than the $14 per share price that the Chief Executive Officer of Company No. 1 had indicated earlier.

        On July 12, Mr. O'Farrell received a voicemail from an executive at Company No. 10 requesting to have a conversation, possibly in reference to a potential acquisition of Opsware. At the direction of Opsware, representatives of Goldman Sachs attempted to call this executive multiple times during the week of July 9, but were unable to establish direct contact.

        On July 12, the President of Company No. 3 telephoned Mr. Horowitz to inform him that Company No. 3 would not be prepared to offer a price per share of $14 or higher for Opsware. No further contacts were made by Company No. 3 concerning a potential transaction.

        On July 12, Opsware management updated some members of our Board on the current status of the proposals from HP and Company No. 1, the status of Opsware's search for and consideration of potential acquirers (other than HP and Company No. 1) and the results of Opsware's discussions with such other potential acquirers.

        On July 13, representatives of Goldman Sachs forwarded to HP a draft of the merger agreement that representatives of Opsware and Fenwick & West had prepared in connection with the proposed transaction with HP. The draft merger agreement provided that HP would conduct a cash tender offer for the outstanding shares of Opsware, following which a wholly owned subsidiary of HP would be merged into Opsware to complete the transaction.

        On July 13, representatives of Company No. 1 circulated a revised draft of the merger agreement to be entered into with Company No. 1 and we commenced a review of that agreement with our legal and financial advisors.

        Between July 14 and July 17, representatives of Opsware and Company No. 1 and representatives of their respective legal advisors continued negotiating the terms of the proposed merger agreement and related agreements and exchanging drafts of such documents as part of such negotiation process.

        On July 14, Shane Robison, Chief Technology Officer of HP, telephoned Mr. Horowitz to express HP's sincere interest in pursuing a strategic combination with Opsware and HP's willingness to move quickly to enter into such a transaction.

        Beginning on July 14 and continuing throughout the negotiation process, we made information regarding Opsware available for HP's due diligence review. Between July 14 and July 20, representatives of HP reviewed these materials.

        From July 15 until July 19, representatives of Opsware made various presentations to representatives of HP regarding Opsware.

        On July 16, Mr. Horowitz met with the Chief Executive Officer of Company No. 1 to discuss various matters related to the proposed merger and the proposed timeline to signing.

        Also on July 16, Mr. Horowitz and Mr. O'Farrell met with Mr. Robison, Marius Haas, Senior Vice President of Corporate Development of HP, and Mr. Hogan. The HP executives provided an overview of HP's software organization and the proposed integration and operating model for an acquisition of Opsware. The Opsware and HP executives discussed various considerations relating to the proposed strategic combination, including ways to preserve Opsware's relationships with its key employees, customers and business partners.

        On July 16, HP delivered comments on the draft of the merger agreement to us. Also on July 16, representatives of Fenwick & West delivered a form of tender and stockholder support agreement to representatives of HP and its legal advisor.

        On July 16, our Board held a meeting at which Opsware management and representatives of Fenwick & West provided an update to our Board regarding the status of the negotiations with each of HP and Company No. 1, presented a written summary and comparison of the offers received from each party, including with respect to the terms of the draft merger agreements proposed by each if the parties, and advised the Board as to its fiduciary duties. A representative of Fenwick & West reviewed with the Board its ability, under either offer, under certain circumstances, to change its recommendation, accept an unsolicited superior proposal and terminate the merger agreement. Representatives of Goldman Sachs presented to the Board certain financial analyses and the process alternatives for obtaining final proposals for the transaction from HP and Company No. 1. The Board discussed such alternatives and instructed Opsware management and representatives of Goldman Sachs to communicate the proposed process to HP and Company No. 1.

        On the morning of July 17, representatives of Fenwick & West provided representatives of HP and its legal advisor, Cleary Gottlieb Steen & Hamilton LLP, referred to herein as "Cleary Gottlieb," with a revised draft of the merger agreement.

        From July 17 through July 20, representatives of Fenwick & West and Cleary Gottlieb, together with internal legal personnel and management at Opsware and HP, continued to negotiate the terms of the draft merger agreement and related documentation and to exchange drafts of such documents.

        On July 17, Ann Livermore, Executive Vice President of HP, telephoned Mr. Horowitz to reaffirm HP's interest and to discuss potential synergies with respect to the proposed strategic combination with Opsware.

        On July 17, Mr. Haas spoke by telephone with representatives of Goldman Sachs and with Mr. O'Farrell to reiterate HP's interest in acquiring us and to seek clarification of our Board's process for making a decision. On the same day, representatives of Goldman Sachs spoke with the Chief Financial Officer of Company No. 1 to discuss a potential diligence item that Company No. 1 had identified and to explain Opsware's proposed decision process. Representatives of Goldman Sachs notified both Mr. Haas and the Chief Financial Officer of Company No. 1 that they should communicate their "best and final" offers for consideration by our Board at a meeting to be held on July 18.

        On the morning of July 18, at the direction of Opsware, representatives of Goldman Sachs informed Mr. Haas of the potential diligence issue. Representatives of HP and Opsware had various discussions regarding this potential diligence issue thereafter.

        During the morning of July 18, Mark Hurd, the Chief Executive Officer of HP, telephoned Mr. Andreessen to reiterate HP's interest in acquiring Opsware.

        On the afternoon of July 18, Mr. Robison indicated to Mr. Horowitz that, subject to approval by HP's board of directors, HP would be willing to acquire Opsware for $14.25 per share in cash. Mr. Robison indicated that the proposal was supported by Mr. Hurd and that he expected the proposal to be approved at the meeting of the HP board of directors to be held on the afternoon of July 19. Mr. Haas conveyed the same message to representatives of Goldman Sachs on the same day.

        On the afternoon of July 18, the Chief Executive Officer of Company No. 1 sent Mr. Horowitz a non-binding written offer to acquire Opsware affirming the $14.00 per share in cash previously indicated to Mr. Horowitz, but which was contingent upon resolution of various diligence matters, including the potential diligence issue identified on July 17 and the execution and delivery by up to 12 Opsware employees of employment and non-competition agreements with Company No. 1.

        Our Board met at 3:00 p.m. on July 18 to discuss the latest proposals from HP and Company No. 1. Representatives of Goldman Sachs presented to the Board certain financial analyses relating to the revised proposals from each of HP and Company No. 1. Representatives of Fenwick & West reviewed an updated written summary and comparison of the proposed merger agreements with each of HP and Company No. 1. Following extensive discussion, our Board instructed management and representatives of Goldman Sachs to clarify certain matters with respect to the offers submitted by HP and Company No. 1 and to continue negotiations with such parties in parallel.

        On the night of July 18, a representative of Goldman Sachs telephoned an officer of Company No. 1 to seek clarification of certain terms stated in Company No. 1's offer letter and to obtain Company No. 1's view as to the fastest possible timeline to signing of a definitive merger agreement with Company No. 1. Immediately thereafter, a representative of Goldman Sachs telephoned Mr. Haas at HP to confirm HP's verbal offer and advised Mr. Haas that Opsware would like HP to consider making modifications to the draft merger agreement in light of the potential due diligence issue disclosed to HP earlier that day. At the direction of Opsware, a representative of Goldman Sachs recommended to Mr. Haas that HP affirm its acceptance of the modifications and increase its offer above $14.25 as quickly as possible in order to maintain the timing advantage that HP appeared to have at that time. Subsequently, Mr. Haas indicated that HP would not increase its price and would not agree to the requested modifications.

        At approximately noon on July 19, at the direction of Opsware, a representative of Goldman Sachs spoke with the Chief Financial Officer of Company No. 1, who informed him that while Company No. 1 was still interested in pursuing a strategic combination with Opsware on the terms stated in the offer letter, Company No. 1 would likely need several days to confirm final resolution of the potential diligence issue it identified on July 17, confirm that there were no other outstanding diligence issues, and finalize and sign employment and non-compete agreements with 12 Opsware employees, as noted in the offer letter. The Chief Financial Officer of Company No. 1 further indicated that while the Chief Executive Officer of Company No. 1 and he supported the proposed strategic combination with Opsware, the potential diligence issue had raised concerns, such that until additional diligence by Company No. 1 was concluded, Company No. 1 would not be in a position to approach its board of directors to seek formal approval of the transaction. After being updated by representatives of Goldman Sachs of its conversation with Company No. 1 (and in light of the comments made by HP as to the expectation that HP's board of directors would approve the transaction that day), Opsware concluded that Company No. 1's offer appeared not to be competitive with HP's offer on both time to signing of a definitive merger agreement and price.

        Our Board held a meeting at 1 p.m. on July 19. At the meeting, Opsware management, and representatives of Fenwick & West and Goldman Sachs provided an update to our Board regarding the status of the negotiations with each of HP and Company No. 1, the terms of the proposed merger agreements with each of HP and Company No. 1 and the status of the potential diligence issue identified on July 17. The representative of Fenwick & West provided another summary of the Board's fiduciary duties to its Stockholders when considering a strategic transaction of this nature and a discussion ensued. Our Board agreed to hold a further meeting at 6:30 p.m. that evening to review the situation and, if possible, to make a final determination on how Opsware should proceed with respect to the proposed strategic combinations.

        At various times during the day on July 19, Messrs. Robison, Haas, Horowitz and O'Farrell discussed HP's proposed strategic combination with Opsware at various prices, as well as the competitive nature of the bidding, Opsware's resolution of the potential diligence issue identified to HP on July 18, the status of HP's due diligence process and the remaining open issues in the draft merger agreement.

        Our Board met at 6:30 p.m. on July 19 and discussed the latest offers from HP and Company No. 1 at length, the conditions, if any, associated with such offers, the relative likelihood of, and timing for, the execution of a definitive merger agreement with each of such companies, as well as any risks associated with closing a transaction in each case.

        Thereafter on July 19, Mr. Haas advised Mr. O'Farrell that HP was prepared to confirm its offer of $14.25 per share in cash and to execute a definitive merger agreement with Opsware by close of business on the following day, subject to resolution of remaining issues in the draft merger agreement. After being advised of this confirmation, our Board members instructed Mr. Horowitz to indicate to HP that members of the Board viewed HP's offer of $14.25 per share in cash favorably and intended to consider such proposal for final approval at a meeting of our Board to be held on July 20, subject to receipt of Goldman Sachs' fairness opinion with respect thereto and resolution of remaining issues in the draft merger agreement.

        On the night of July 19, Mr. O'Farrell then telephoned Mr. Haas to notify him of the view of our Board members, and Messrs. Horowitz, O'Farrell and Howes then spoke by telephone with Ms. Livermore, Mr. Robison, Mr. Hogan and Mr. Haas to discuss next steps.

        On July 20, representatives of Cleary Gottlieb, Fenwick & West, HP and Opsware completed the final negotiations and drafting of the proposed merger agreement and related agreements and documents.

        Our Board subsequently met on July 20 to review and approve the final terms of the Offer and the Merger Agreement. Opsware management presented the terms of the proposed merger agreement to our Board. Representatives of Fenwick & West reviewed an updated written summary of the proposed merger agreement with HP, the timeline to closing, the Board's fiduciary duties and the need for independent directors to remain on the Board after the consummation of the offer and prior to the Merger in certain circumstances. The Board reviewed the financial analyses prepared by Goldman Sachs relating to HP's $14.25 per share cash offer. The Board considered the fact that the closing price of the Common Stock on the Nasdaq Global Select Market on July 20 was $10.28 per share and that the cash offer price per share represented a 38.6% premium over such closing price, a premium of 47.4% over the average closing price of the Common Stock during the 30-day period ended July 19 and a 74.0% premium over the average closing price per share of the Common Stock during the 180-day period ended July 19. After informing the Board that Goldman Sachs has previously performed investment banking services for HP and trades in the stock of HP, Goldman Sachs delivered to the Board an oral opinion, subsequently confirmed in writing, to the effect that, as of July 20, 2007 and based upon and subject to the factors and assumptions discussed with the Board, the $14.25 per share in cash to be received by holders of shares of the Common Stock in the Offer and the Merger was fair from a financial point of view to such holders. For a further discussion of Goldman Sachs' opinion, see "Opinion of Opsware's Financial Advisor" below. Having concluded, through the negotiation process, that HP's $14.25 per share cash offer was the best price reasonably available to the Stockholders under the circumstances, the Board then approved the Merger Agreement with HP and related resolutions and then adjourned.

        After the close of the U.S. financial markets on July 20, Opsware, HP and Purchaser executed the Merger Agreement, and HP, Purchaser and all but one of the other signatories to the Tender Agreements executed such agreements. The final signatory to the Tender Agreement delivered to HP its executed copy on July 24, 2007.

        On July 23, prior to the opening of the U.S financial markets, HP and Opsware publicly announced the execution of the Merger Agreement.

        On August 3, HP and Purchaser commenced the Offer.

  Reasons for Recommendation.

        In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the Stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by the DGCL, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of the DGCL, the Board consulted with the Company's senior management, legal counsel and financial advisor. The Board also consulted with outside legal counsel regarding the Board's fiduciary duties, legal due diligence matters, and the terms of the Merger Agreement and related agreements. Based on these consultations, and the factors and the opinion of Goldman Sachs discussed below, the Board concluded that entering into the Merger Agreement with HP would yield the highest value reasonably available for our Stockholders and is in the best interests of our Stockholders.

        The following discussion includes all material reasons and factors considered by the Board in making its recommendation, but is not, and is not intended to be, exhaustive:

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  the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company's financial plan and prospects if it were to remain an independent company and the potential impact on the trading price of the Common Stock (which is not feasible to quantify numerically). The Board discussed the Company's current financial plan, including the risks associated with achieving and executing upon the Company's business plan, the Company's cash reserves, the uncertainty of being able to expand our product lines and sales channels, the continued consolidation in the Company's industry and increased competition (especially from competitors with greater name recognition and financial and other resources), as well as the general risks of market conditions that could reduce the Company's stock price;

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  the possible alternatives to the acquisition by HP (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), the range of potential benefits to our Stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, and the Board's assessment that none of these alternatives were reasonably likely to present superior opportunities for the Company to create greater value for our Stockholders, taking into account risks of execution as well as business, competitive, industry and market risks;

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  the Offer Price to be paid in cash for each share of the Common Stock would provide Stockholders with the opportunity to receive a significant premium over the market price of the Common Stock. The Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represented a premium of 38.6% over the $10.28 closing price per share of the Common Stock on the Nasdaq Global Select Market on July 20, 2007, the execution date of the Merger Agreement, a premium of 47.4% over the average closing price of the Common Stock during the 30-day period ended July 19, 2007 and a 74.0% premium over the average closing price per share of the Common Stock during the 180-day period ended July 19, 2007;

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  the relationship of the Offer Price to the historical trading prices of the Common Stock and the consideration to be received by Stockholders in the Merger as compared to premiums in other comparable merger and acquisition transactions;

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  the multiple of the Company's enterprise value to its last 12 months revenues and earnings implied by the Offer Price compared to the lower multiplies implied in comparable public enterprise software merger and acquisition transactions that have been announced since January 1, 2005;

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  the form of consideration to be paid to the Stockholders in the Offer and the Merger and the certainty of value of such cash consideration;

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  the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Common Stock, which should allow Stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which Stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those Stockholders who tender their shares of Common Stock in the Offer.

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  the business reputation of HP and its management and the substantial financial resources of HP and, by extension, Purchaser, which the Board believed supported the conclusion that an acquisition transaction with HP and Purchaser could be completed relatively quickly and in an orderly manner;

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  the financial analyses and opinion of Goldman Sachs delivered orally to the Board and subsequently confirmed in writing to the effect that, as of July 20, 2007 and based upon and subject to the factors and assumptions set forth therein, the $14.25 in cash to be received by the holders of shares of Common Stock in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated July 20, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II hereto and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The Goldman Sachs opinion does not constitute a recommendation as to whether or not any holder of shares of Common Stock should tender such shares in connection with the Offer or how any holder of shares of Common Stock should vote with respect to the Merger, the adoption of the Merger Agreement or any other matter. For a further discussion of Goldman Sachs' opinion, see "Opinion of the Company's Financial Advisor" below;

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  the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and the termination fee payable by the Company. In particular:

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  No Financing Condition. The Board considered the representation of HP and Purchaser that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition;

  •
  Ability to Respond to Certain Unsolicited Takeover Proposals. While the Company is prohibited from soliciting any Acquisition Proposal (as defined in the Merger Agreement) or participating in any discussions or negotiations regarding an Acquisition Proposal, the Merger Agreement does permit the Board, subject to compliance with certain procedural requirements (including that the Board determine in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited Acquisition Proposal constitutes or is reasonably likely to constitute a Superior Proposal as defined in the Merger Agreement), (1) to furnish information with respect to the Company and its subsidiaries to a person making such unsolicited Acquisition Proposal and (2) to participate in discussions or negotiations with the person making such unsolicited Acquisition Proposal regarding the Acquisition Proposal, subject to the terms of the Merger Agreement;

  •
  Change in Recommendation/Termination Right to Accept Superior Proposals. In the event the Company receives a Superior Proposal, the Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger, and terminate the Merger Agreement, after consultation with its outside legal counsel and financial advisor if the failure to withdraw or change its recommendation would be reasonably likely to result in a breach of its fiduciary duties to the Company's Stockholders. In order for the Board to withdraw its recommendation in connection with a Superior Proposal, the Board must first provide HP with a right to match the Superior Proposal. In order for the Board to terminate the Merger Agreement following a change in recommendation, it must concurrently pay HP a termination fee of $50 million in cash;

  •
  Termination Fee. The Board was of the view that the $50 million termination fee payable by the Company to HP, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Board entered into or intended to enter into a more favorable transaction;

    •
    Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to HP's obligations to accept for payment and pay for the Common Stock tendered pursuant to the Offer and to complete the Merger under the Merger Agreement;

    •
    Company Material Adverse Effect. The Board considered the provisions in the Merger Agreement that any change or effect related to the Company or its business arising or resulting from the announcement of the execution of the Merger Agreement or the pendency of the Offer and Merger, or any loss of, or adverse change in the Company's relationship with, its single largest customer and its single largest OEM, or any failure to meet analyst estimates or internal Company budgets or forecasts (in and of itself) or certain litigation matters are excluded as a Company Material Adverse Effect for the purpose of HP's obligation to consummate the Offer;

    •
    Extension of Offer Period. The Board considered the Merger Agreement's provision that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived;

    •
    Appraisal Rights. The Board considered the fact that the Stockholders that do not tender their Common Stock in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger;

  •
  the possible strategic alternatives in light of the fact that the Board solicited alternative proposals from third parties and whether parties other than HP would be willing or capable of entering into a transaction with the Company that would provide value to Stockholders superior to the cash price to be paid pursuant to the Offer and the Merger;

  •
  the results of the process that the Board has conducted, with the assistance of the Company management and advisors, to evaluate strategic alternatives. The Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Company at a higher price. Based on the results of that process, the Board believed that the Offer Price obtained was the highest that was reasonably attainable;

  •
  the timing of the Offer and the Merger and the risk that if the Company did not accept the HP offer, there may not have been another opportunity to do so;

  •
  the material terms of the Merger Agreement, taken as a whole, were as favorable as those found in comparable acquisition transactions; and

  •
  the impact of the Offer and the Merger on the Company's employees, business partners and customers.

        In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

  •
  the fact that the nature of the Offer and the Merger as a cash transaction means that the Stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company, unless they hold assumed unvested options or otherwise acquire common stock of HP;

  •
  the potential limitations on the Company's pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of HP;

  •
  the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company's directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs, and the perception of the Company's continuing business could potentially result in a loss of customers, business partners and employees;

  •
  the effect of the public announcement of the Merger Agreement, including effects on the Company's sales, customer and OEM relationships, operating results and stock price, and the Company's ability to attract and retain key management and sales and marketing personnel;

  •
  the amount of time it could take to complete the Offer and the Merger, including the risk that HP might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties' compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

  •
  the consideration to be received by the Stockholders in the Offer and the Merger would be taxable to the Stockholders for federal income tax purposes;

  •
  the interests of the officers and directors of Opsware in the Offer and the Merger, including the matters described under Item 3—"Past Contacts, Transactions, Negotiations and Agreements" of this Schedule 14D-9; and

  •
  the impact of the Offer and the Merger on the Company's employees.

        The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

  (c)
  Intent to Tender.

        To the Company's knowledge after reasonable inquiry, the Company and all of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender all Common Stock held of record or beneficially (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge) by them pursuant to the Offer and to vote such Common Stock in favor of the Merger (including the adoption of the Merger Agreement). Except as noted in the next paragraph, the foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

        In addition, all directors and executive officers of the Company (in their capacities as Stockholders), consisting of Marc L. Andreessen, Jordan J. Breslow, William V. Campbell, David F. Conte, Mark D. Cranney, Sachin Gupta, Timothy A. Howes, Benjamin A. Horowitz, Simon M. Lorne, John L. O'Farrell, Michael S. Ovitz, Sharmila N. Shahani and Michelangelo A. Volpi, and certain trusts affiliated with certain of the foregoing persons, as owners of Common Stock and/or Common Stock issuable upon exercise of outstanding options, entered into Tender Agreements with HP and Purchaser that, among other things (i) obligate them to tender all their outstanding shares of Common Stock to HP in the Offer and not withdraw such tendered shares at any time, (ii) restrict the transfer of their Common Stock in certain respects and (iii) obligate them to vote their Common Stock in favor of the Merger (including adoption of the Merger Agreement) and against any action or agreement which would materially impede or interfere with, or prevent, the Merger. Based on the number of shares of Common Stock outstanding as of July 16, 2007, the number of shares owned by the Stockholders that entered into the Tender Agreements (excluding the shares issuable upon exercise of outstanding options set forth above) represent approximately 15.8% of the Company's issued and outstanding common stock as of July 16, 2007.

  (d)
  Opinion of the Company's Financial Advisor, Goldman, Sachs & Co.

        Goldman Sachs rendered its opinion to the Board that, as of July 20, 2007 and based upon and subject to the factors and assumptions set forth therein, the $14.25 in cash to be received by the holders of shares of Common Stock in the Offer and the Merger was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated July 20, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II hereto. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The Goldman Sachs opinion does not constitute a recommendation as to whether or not any holder of shares of Common Stock should tender such shares in connection with the Offer or how any holder of shares of Common Stock should vote with respect to the Merger, the adoption of the Merger Agreement or any other matter.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Merger Agreement;

  •
  annual reports to stockholders of Opsware and Annual Reports on Form 10-K of Opsware for the five fiscal years ended January 31, 2007;

  •
  certain interim reports to stockholders of Opsware and Quarterly Reports on Form 10-Q of Opsware;

  •
  certain other communications from Opsware to its Stockholders; and

  •
  certain internal financial analyses and forecasts for Opsware prepared by its management (the "Forecasts").

        Goldman Sachs also held discussions with members of the senior management of Opsware regarding their assessment of the past and current business operations, financial condition and future prospects of Opsware. In addition, Goldman Sachs reviewed the reported price and trading activity for shares of Common Stock, compared certain financial and stock market information for Opsware with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the software industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

        For purposes of rendering its opinion, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs assumed with the consent of the Board that the Forecasts were reasonably prepared on a basis reflecting the best then currently available estimates and judgments of the management of Opsware. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Opsware or any of its subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs' opinion did not address any legal, regulatory, tax or accounting matters, and did not address the underlying business decision of Opsware to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to any strategic alternatives that may have been available to Opsware. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, July 20, 2007 and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events which occurred after such date.

        The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 19, 2007 and is not necessarily indicative of current market conditions.

        Historical Stock Trading Analysis.    Goldman Sachs analyzed the consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement in relation to the closing market price or average market price of shares of Common Stock for the 30-day, 60-day, 90-day, 180-day and 12-month periods ending July 19, 2007. This analysis indicated that the $14.25 per share in cash to be received by the holders of shares of Common Stock in the Offer and the Merger represented:

  •
  an implied premium of 35.1% based on the closing price of $10.55 per share as of July 19, 2007;

  •
  an implied premium of 47.4% based on the average closing price of $9.67 per share for the 30-day period ended July 19, 2007;

  •
  an implied premium of 53.2% based on the average closing price of $9.30 per share for the 60-day period ended July 19, 2007;

  •
  an implied premium of 60.4% based on the average closing price of $8.88 per share for the 90-day period ended July 19, 2007;

  •
  an implied premium of 74.0% based on the average closing price of $8.19 per share for the 180-day period ended July 19, 2007; and

  •
  an implied premium of 73.4% based on the average closing price of $8.22 per share for the 12-month period ended July 19, 2007.

        Selected Companies Analysis.    Goldman Sachs reviewed certain financial information, multiples and ratios for Opsware and compared such information and data to corresponding financial information, multiples and ratios for the following publicly traded corporations in the software industry:

  Systems Management

  •
  BMC Software, Inc.

  •
  Computer Associates, Inc.

  •
  Compuware Corporation

  •
  Novell, Inc.

  •
  Quest Software, Inc.

  High Growth Software

  •
  Akamai Technologies, Inc.

  •
  Commvault Systems, Inc.

  •
  Red Hat, Inc.

  •
  Salesforce.com, Inc.

        Although none of the selected companies is directly comparable to Opsware, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Opsware.

        Goldman Sachs calculated and compared the various multiples and ratios based on financial data as of July 19, 2007, information it obtained from SEC filings and estimates provided by the Institutional Brokers' Estimate System (a data service that compiles estimates issued by securities analysts) ("IBES").

        The multiples and ratios of Opsware were calculated using the closing price of shares of Common Stock on July 19, 2007, and the multiples and ratios of each of the selected companies were calculated using the closing price of each such selected company's common stock on July 19, 2007. The multiples and ratios of Opsware were based on estimates provided by Opsware's management and IBES estimates. The multiples and ratios for each of the selected companies were based on the most recent publicly available information including IBES estimates. With respect to Opsware and each of the selected companies, Goldman Sachs calculated:

  •
  enterprise value, which is the market value of common equity plus the book value of debt, less cash, as a multiple of estimated 2007 sales and estimated 2008 sales;

  •
  the closing price per share on July 19, 2007 as a multiple of estimated 2007 earnings per share and estimated 2008 earnings per share; and

  •
  the estimated price to 2008 earnings ratio as a multiple of the estimated five-year compounded annual growth rate.

        The results of these analyses are summarized as follows:

	Enterprise Value/ Sales Multiples		Price/Earnings Multiples		PE/Growth Rate Multiples
Companies	Estimated 2007	Estimated 2008	Estimated 2007	Estimated 2008	Estimated 2008
Opsware
IBES	7.9x	5.9x	95.9x	39.1x	1.3x
Management	7.6x	5.2x	80.1x	32.3x	1.1x
Systems Management
Range	1.7x - 3.6x	1.7x - 3.5x	18.3x - 64.9x	16.9x - 42.3x	1.3x - 4.2x
Mean	2.6x	2.5x	31.2x	24.2x	2.2x
Median	2.6x	2.4x	23.0x	19.3x	1.7x
High Growth Software
Range	4.6x - 14.5x	3.7x - 11.1x	32.2x - 39.1x	26.3x - 29.4x	0.9x - 1.1x
Mean	8.4x	6.5x	35.3x	28.0x	1.0x
Median	7.3x	5.6x	34.7x	28.3x	1.1x

Note: Calendar year approximated as fiscal year ending January 31 for Opsware.

        Goldman Sachs also calculated the ratios of stock price to future cash flow from operations less capital expenditures, or FCF, per share for each of 2007 and 2008 for Opsware, the systems management companies and high growth companies, based on market prices and financial data as of July 19, 2007, IBES estimates for such selected companies and Opsware, and estimates provided by Opsware's management for Opsware. The following table presents the results of this analysis:

FCF Multiples
Companies	Estimated 2007	Estimated 2008
Opsware
IBES	NM(1)	44.8x
Management	NM(1)	32.5x
Systems Management
Range	14.0x - 76.6x	12.2x - 33.8x
Mean	30.1x	18.3x
Median	14.9x	13.6x
High Growth Software
Range	22.1x - 52.7x	18.6x - 38.9x
Mean	35.7x	27.5x
Median	34.0x	26.3x

Note: Calendar year approximated as fiscal year ending January 31 for Opsware.

(1)
Not meaningful

        Illustrative Present Value of Future Share Price Analysis.    Goldman Sachs performed an illustrative analysis of the implied present value of the hypothetical future price per share of Common Stock, which was designed to provide an indication of the present value of a hypothetical future value of Opsware's equity as a function of its estimated future earnings and its assumed price-to-future-earnings per share multiple. For this analysis, Goldman Sachs sensitized financial projections for calendar year 2009 based on assigning growth rates ranging from 54% to 94% to the fiscal year 2009 earnings per share (for this analysis approximated as calendar year 2008) RBC research as of May 31, 2007 (the

"Wall Street Projections") and projections provided by Opsware's management (the "Management Projections"). Goldman Sachs calculated the hypothetical future share prices of Common Stock, using forward earnings per share multiples ranging from 22x to 37x and illustrative annual growth rates of earnings per share for calendar years 2008 through 2009 ranging from 54% to 94%. These hypothetical future stock prices were then discounted to calculate illustrative present values of the hypothetical future stock prices using discount rates ranging from 11% to 14%. These analyses resulted in a range of implied present values of $7.37 to $16.05 per share of Common Stock based on the Wall Street Projections and $9.69 to $21.09 per share of Common Stock based on the Management Projections.

        Discounted Cash Flow Analysis.    Goldman Sachs performed an illustrative discounted cash flow analysis on Opsware using the Wall Street Projections and Management Projections. Goldman Sachs calculated indications of net present value of free cash flows for Opsware for the years 2007 through 2012 (with each calendar year approximated as fiscal year ending January 31) using discount rates ranging from 11.5% to 13.5%. Goldman Sachs calculated implied prices per share of the Common Stock using illustrative terminal values in the year 2012 based on implied perpetuity growth rates for 2007 through 2012 ranging from 4.0% to 6.0% (the "Stand-Alone Case") and based on implied compounded annual growth rates for 2007 through 2012 ranging from 15% to 35% (the "Revenue Growth Case"). These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 11.5% to 13.5%. For the Wall Street Projections, these analyses resulted in a range of implied present values of $6.31 to $9.39 per share for the Stand-Alone Case and $5.12 to $11.09 per share for the Revenue Growth Case. For the Management Projections, these analyses resulted in a range of implied present values of $8.44 to $12.71 per share for the Stand-Alone Case and $6.97 to $14.91 per share for the Revenue Growth Case.

        Selected Transactions Analysis.    Goldman Sachs analyzed certain information relating to 51 selected transactions in the software industry since August 2005.

        For each of the selected transactions, Goldman Sachs calculated the fully-diluted aggregate consideration, which is the fully diluted equity consideration plus debt minus cash and cash equivalents, as a multiple of last 12 months' revenues, next 12 months' estimated revenues and the fully diluted equity consideration to the next 12 months' estimated earnings. The following table presents the results of this analysis:

Selected Transactions
Fully Diluted Aggregate Consideration as a Multiple of:				Proposed Transaction
	Range	Mean	Median
LTM Revenue	0.5x - 12.3x	3.0x	2.4x	15.0x
NTM Revenue	0.9x - 9.3x	2.7x	2.2x	10.4x
NTM P/E	15.6x - 130.7x	35.0x	27.3x	95.0x

        For each of the selected transactions, Goldman Sachs also calculated the premium represented by the price paid for the target to the closing price per share of the target's common stock one day, five days, 10 days and 20 days prior to the announcement date of the transaction. The following table presents the results of this analysis:

	Selected Transactions
				Proposed Transaction
	Range	Mean	Median
Premium to 1-day prior price	(10.5)% - 85.4%	21.3%	21.4%	35.1%
Premium to 5-day prior price	(11.0)% - 92.2%	21.7%	22.7%	50.3%
Premium to 10-day prior price	(9.2)% - 98.3%	23.7%	25.5%	50.3%
Premium to 20-day prior price	(4.5)% - 104.6%	26.9%	25.1%	46.6%

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Opsware or the contemplated transaction.

        Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to the Board as to the fairness from a financial point of view to the holders of the shares of Common Stock of the $14.25 per share in cash to be received by such holders in the Offer and the Merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Opsware, HP, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The Offer Price to be paid in the Offer and the Merger pursuant to the Merger Agreement was determined through arms'-length negotiations between Opsware and HP and was approved by the Board. Goldman Sachs provided advice to Opsware during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Opsware or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer or the Merger.

        As described above, Goldman Sachs' opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement, the Offer and the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

        Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to Opsware in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. In addition, Goldman Sachs has provided certain investment banking and other financial services to Opsware and its affiliates from time to time. Goldman Sachs has also provided certain investment banking and other financial services to HP from time to time, including having acted as joint book-runner with respect to a public offering of HP's Floating Rate Global Notes due May 22, 2009 (aggregate principal amount $1,000,000,000) in May 2006; and as joint book-running manager with respect to a public offering of HP's Floating Rate Global Notes due March 1, 2012, 5.25% Global Notes due March 1, 2012 and 5.40% Global Notes due March 1, 2017 (aggregate principal amount $600,000,000, $900,000,000 and $500,000,000, respectively) in February 2007. Goldman Sachs also may provide investment banking and other financial services to Opsware, HP and their respective affiliates in the future. In connection with the above-described investment banking and other financial services Goldman Sachs has received, and may receive, compensation.

        Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Opsware, HP and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Opsware and HP for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated July 15, 2007 and effective July 6, 2007, Opsware engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Opsware has agreed to pay Goldman Sachs a transaction fee of approximately $4.3 million, all of which is payable upon consummation of the transaction. In addition, Opsware has agreed to reimburse Goldman Sachs for its expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against and exculpate Goldman Sachs and related persons from various liabilities, including certain liabilities under the federal securities laws.

ITEM 5. Persons/Assets Retained, Employed, Compensated or Used.

  Goldman, Sachs & Co.

        Effective July 6, 2007, the Company engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of the Company. The Company selected Goldman Sachs as its financial advisor because it is an internationally recognized banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to the terms of a letter agreement dated July 15, 2007, the Company has agreed to pay Goldman Sachs a transaction fee, all of which is payable upon consummation of the transaction. In addition, the Company has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

        Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

ITEM 6. Interest in Securities of the Subject Company.

        Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company:

        (a)    All directors and executive officers of the Company (in their capacities as Stockholders), consisting of Marc L. Andreessen, Jordan J. Breslow, William V. Campbell, David F. Conte, Mark D. Cranney, Sachin Gupta, Timothy A. Howes, Benjamin A. Horowitz, Simon M. Lorne, John L. O'Farrell, Michael S. Ovitz, Sharmila N. Shahani and Michelangelo A. Volpi, and certain trusts affiliated with certain of the foregoing persons entered into a Tender Agreement, dated as of July 20, 2007, with HP as discussed in Item 3(b) above.

        (b)    Messrs. Campbell, Lorne, Ovitz and Volpi, each a non-employee director of the Company, were each granted an automatic stock option pursuant to the 2000 ISP, to purchase 25,000 shares of Common Stock on June 26, 2007, the date of our annual stockholder meeting, at an exercise price of $9.28 per share.

        (c)    Mr. Andreessen, the Chairman of the Board, was granted an annual "refresh" stock option under the 2000 ISP, as approved by the Company's compensation committee on May 21, 2007, to purchase 50,000 shares of Common Stock effective June 20, 2007, at an exercise price of $10.00 per share.

        (d)    Under a trading plan adopted pursuant to Rule 10b5-1, Mr. Conte, an executive officer of the Company, exercised an employee stock option to purchase 2,000 shares of Common Stock at $3.68 per share, and then sold the same 2,000 shares of Common Stock at $9.90 per share, all on June 15, 2007.

        (e)    Under a trading plan adopted pursuant to Rule 10b5-1, Mr. Breslow, an executive officer of the Company, exercised an employee stock option to purchase 5,000 shares of Common Stock at $1.46 per share, and then sold said the same 5,000 shares of Common Stock at $10.0001 per share, all on June 15, 2007.

        (f)    Mr. Ovitz, indirectly, through Ovitz Family Limited Partnership, purchased 30,000 shares of Common Stock, for an average price of $8.7372 per share, on June 11, 2007.

        (g)    Mr. Ovitz, indirectly, through Ovitz Family Limited Partnership, purchased 50,000 shares of Common Stock, for an average price of $8.8535 per share, on June 8, 2007.

        (h)    Mr. Cranney, an executive officer of the Company, surrendered to the Company on June 1, 2007, 4,261 shares of Common Stock at $9.04 per share, to satisfy Mr. Cranney's minimum statutory tax withholding obligation that arises upon the vesting of his stock. Under a trading plan adopted pursuant to Rule 10b5-1, on June 4, 2007, Mr. Cranney sold 8,239 shares of Common Stock at $9.04 per share.

        (i)    Effective June 4, 2007, Mr. Gupta was granted a "new hire" equity grant under the 2000 ISP, which was composed of an option to purchase 850,000 shares of Common Stock, at an exercise price of $9.62 per share and a restricted stock grant of 150,000 shares of Common Stock.

        (j)    On or about August 3, 2007, Mr. Horowitz, the Company's President and Chief Executive Officer, gift transferred 142,250 shares of Common Stock. In connection with such transfer, the recipient of such shares entered into a Tender Agreement.

        (k)    On or about August 3, 2007, Mr. Howes, the Company's Chief Technology Officer, gift transferred an aggregate of 31,230 shares of Common Stock. In connection with such transfers, each recipient of such shares entered into a Tender Agreement.

        (l)    On or about August 3, 2007, Mr. Andreessen gift transferred 1,000,000 shares of Common Stock. In connection with such transfer, the recipient of such shares entered into a Tender Agreement.

ITEM 7. Purposes of the Transaction and Plans or Proposals.

        (a)    Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are in process by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

        (b)    Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are in process by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        (c)    Except as indicated in Items 3 and 4 above, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. Other Material Information.

  (a)
  Information Statement.

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser following the Appointment Time, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than through election of such persons to the Board at a meeting of the Stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

  (b)
  Top up Option.

        Pursuant to the terms of the Merger Agreement, the Company also granted to HP an irrevocable option (the "Top-Up Option"), exercisable only after the Appointment Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement, to purchase that number of shares of Common Stock (the "Top-Up Option Shares") equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by HP at the time of such exercise, shall constitute one share more than a number of shares equal to 90% of the outstanding shares of Common Stock (assuming the issuance of the Top-Up Option Shares) (the "Threshold") at a price per share equal to the Offer Price; provided, however, that in no event shall the Top-Up Option be exercisable (i) unless immediately after the exercise and the issuance of the Top-Up Option Shares, the Threshold would be reached, (ii) for a number of shares of Common Stock in excess of the Company's total authorized and unissued shares of Common Stock (giving effect to shares of Common Stock reserved for issuance under the Company option plans as though such shares were outstanding), or (iii) if such exercise of the Top-Up Option or the issuance of the Top-Up Option Shares pursuant thereto is prohibited by, or requires stockholder approval under, any applicable law, rule, regulation, order, injunction or other legal impediment or is otherwise illegal.

  (c)
  Vote Required to Approve the Merger and DGCL Section 253.

        The Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, the number of shares of Common Stock that meets the Threshold, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Stockholders (a "Short-Form Merger"). If Purchaser acquires, pursuant to the Offer or otherwise, at least 50% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger. The Merger Agreement provides that if the adoption of the Merger Agreement by the Stockholders is required by the DGCL, the Company will, as promptly as practicable following the Appointment Time and the expiration of any subsequent offering period (i) duly set a record date for, call and give notice of a special meeting of the Stockholders for the sole purpose of obtaining approval by the Stockholders of the adoption of the Merger Agreement (the "Special Meeting") in accordance with the DGCL (with the record date and meeting date to be set in consultation with Purchaser), (ii) prepare and file with the Securities and Exchange Commission and mail to the Stockholders, a preliminary proxy or information statement for the Special Meeting (the "Proxy Statement") and include in the Proxy Statement the recommendation of the Board that the Stockholders vote in favor of the adoption of the Merger Agreement in accordance with the DGCL, (iii) convene and hold the Special Meeting and (iv) use its commercially reasonable efforts to secure any approval of the Stockholders that is required by the DGCL to effect the Merger. If Purchaser acquires, pursuant to the Offer or otherwise, at least 50% of the outstanding shares of Common Stock, it would have the ability to cause adoption of the Merger Agreement to be approved at the Special Meeting.

  (d)
  State Takeover Laws.

        The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the date such person became an "interested stockholder" unless, among other things, the "business combination" is approved by the board of directors of such corporation before such person became an "interested stockholder." As the Board approved the Offer and the Merger, Section 203 of the DGCL is not applicable to the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

        A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

        The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Neither HP, Purchaser nor the Company has analyzed whether any of these laws will, by their terms, apply to the Offer or the Merger or has attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, HP, Purchaser and/or the Company may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any shares of Common Stock tendered in the Offer.

  (e)
  Antitrust.

        United States.    Under the HSR Act, Purchaser's acquisition of Shares in the Offer may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the "Division") and the Federal Trade Commission (the "FTC") and a required waiting period has expired or otherwise terminated. The rules promulgated under the HSR Act require HP and the Company to file a Notification and Report Form (the "Form") with the Division and the FTC and provide that the acquisition of Shares in the Offer may not be consummated earlier than 15 days after receipt of HP's Form by the Division and the FTC, unless such period is earlier terminated. Within such 15 day period the Division or the FTC may request additional information or documentary material from HP and the Company, unless such period is earlier terminated. In the event of such request, the acquisition of the Common Stock in the Offer may not be consummated until 10 days after receipt of such additional information or documentary material by the Division or the FTC from HP and the Company. HP and the Company each will file its Form with the Division and the FTC on August 3, 2007. Accordingly, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on August 20, 2007, unless such period is terminated earlier or extended.

        China.    The Regulations on Merger with and Acquisitions of Domestic Companies by Foreign Investors (the "M&A Regulations") require HP to file a Merger Notification with the Ministry of Commerce and State Administration of Industry and Commerce and provide that the acquisition of the Common Stock in the Offer shall not occur until a 30 working day waiting period has expired or otherwise terminated. HP filed a Merger Notification with the Ministry of Commerce and State Administration of Industry and Commerce on August 3, 2007. Therefore, the waiting period under the M&A Regulations will expire on September 13, 2007, unless terminated earlier or extended.

        Germany.    The Act against Restraints of Competition (the "ARC") requires HP and the Company to file a notification with the Federal Cartel Office ("FCO") and provides that the acquisition of the Common Stock in the Offer shall not occur until the one-month waiting period, or in case of an in-depth investigation, a waiting period of four months from submission of a complete notification to the FCO, has expired or otherwise terminated. HP will file a notification with the FCO on August 3, 2007 on behalf of itself and the Company. The FCO may request additional information anytime within the waiting period. Therefore, the one-month waiting period under the ARC will expire on September 3, 2007, unless terminated earlier or extended.

        Italy.    Under applicable Italian law, the acquisition of the Common Stock in the Offer requires HP to file a notification with the Autorità Garante della Concorrenza e del mercato (the "Italian Competition Authority"). The Italian Competition Authority has 30 calendar days from the submission of HP's complete notification to approve the acquisition or open an in-depth investigation, which has a maximum review period of an additional 75 calendar days. Purchaser may consummate the Offer prior to receiving approval from the Italian Competition Authority. HP expects to file a notification with the Italian Competition Authority during the week commencing August 6, 2007.

  (f)
  Appraisal Rights.

        No appraisal rights are available with respect to the shares of Common Stock tendered and accepted for purchase in connection with the Offer. However, if the Merger is consummated, Stockholders who do not tender their shares in the Offer will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their shares of Common Stock. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Common Stock, as of the day prior to the date on which the Stockholders' vote or other action was taken approving the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their shares of Common Stock. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their shares of Common Stock. In determining the fair value of the Common Stock, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Common Stock, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per share of Common Stock in the Offer or in the Merger.

        In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

        If any holder of Common Stock who demands appraisal under the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under the DGCL, each share of Common Stock of such stockholder will be converted into the right to receive the Offer Price. A Stockholder may withdraw his demand for appraisal by delivering to the Company a written withdrawal of his demand for appraisal and acceptance of the Merger.

        The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH, INCLUDING THE TEXT OF SECTION 262 OF THE DGCL, BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

ITEM 9. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 3, 2007.*†
(a)(1)(B)	Form of Letter of Transmittal.*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†

(a)(1)(G)	Form of Summary Advertisement as published on August 3, 2007 in The Wall Street Journal.*
(a)(1)(H)	Joint press release issued by HP and the Company dated July 23, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by the Company with the SEC on July 23, 2007).
(a)(1)(I)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).†
(a)(2)(A)	Letter to Stockholders from the President and Chief Executive Officer of the Company, dated August 3, 2007.†
(a)(5)	Opinion of Goldman, Sachs & Co. to the Board of Directors of the Company, dated July 20, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).†
(e)(1)	Agreement and Plan of Merger, dated as of July 20, 2007, by and among the Company, HP and Purchaser (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by the Company with the SEC on July 23, 2007).
(e)(2)	Form of Tender and Stockholder Support Agreement, by and among HP, Purchaser and each of the directors and executive officers of the Company and certain affiliated entities (incorporated by reference to Exhibit 4.1 attached to the Current Report on Form 8-K filed by the Company with the SEC on July 23, 2007).
(e)(3)	Amended and Restated 2000 Incentive Stock Plan, (incorporated by reference to Exhibit 10.3 attached to the Annual Report on Form 10-K filed by the Company with the SEC on May 1, 2003).
(e)(4)	Form of Stock Option Agreement, dated as of February 24, 2004, for each of Messrs. Andreessen and Horowitz.
(e)(5)	Executive Change in Control Policy of the Company, effective as of February 28, 2007.
(e)(6)	Form of Stock Option Agreement, dated as of February 24, 2004, for each of Messrs. Breslow, Cranney and Howes and Ms. Shahani.
(e)(7)	Restricted Stock Purchase Agreement, dated as of December 21, 2005, by and between the Company and Mark D. Cranney.
(e)(8)	Stock Option Agreement, dated as of June 4, 2007, by and between the Company and Sachin Gupta.
(e)(9)	Restricted Stock Purchase Agreement, dated as of June 4, 2007, by and between the Company and Sachin Gupta.
(e)(10)	Offer Letter, dated as of June 5, 2007, by and between the Company and Sachin Gupta.
(e)(11)	Offer Letter, dated as of May 2, 2002, by and between the Company and Sharmila N. Shahani.
(e)(12)	Offer Letter, dated as of March 5, 2001, by and between the Company and John L. O'Farrell.
(e)(13)	Form of Directors and Officers' Indemnification Agreement (incorporated by reference to Exhibit 10.5 attached to the Form S-1 Registration Statement filed by the Company with the SEC on September 26, 2000).
(e)(14)	Mutual Nondisclosure Agreement, dated as of May 9, 2007, by and between HP and the Company.*

(g)	None.

*
Incorporated by reference to the Schedule TO filed by HP and Purchaser on August 3, 2007.

†
Included in materials mailed to stockholders of the Company.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2007	OPSWARE INC.
	By:	/s/ BENJAMIN HOROWITZ
	Name:	Benjamin Horowitz
	Title:	President and Chief Executive Officer

Annex I

OPSWARE INC.
599 N. MATHILDA AVENUE
SUNNYVALE, CA 94085

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about August 3, 2007, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Opsware Inc. ("Opsware" or the "Company") with respect to the tender offer by Orca Acquisition Corporation ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Hewlett-Packard Company ("HP"), a Delaware corporation, to the holders of record of shares of common stock, par value $0.001 per share, of the Company (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we" and "our" to refer to Opsware. You are receiving this Information Statement in connection with the possible election of persons designated by HP to a majority of the seats on the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of July 20, 2007 (the "Merger Agreement"), by and among the Company, HP and Purchaser.

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the "Offer") on August 3, 2007 to purchase all outstanding shares of Common Stock at a price of $14.25 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 3, 2007 (the "Offer to Purchase"). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on August 30, 2007; at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by HP and Purchaser with the Securities and Exchange Commission (the "SEC") on August 3, 2007.

        The Merger Agreement provides that promptly after such time as Purchaser accepts for payment more than 50% of the outstanding shares of Common Stock pursuant to the Offer (the "Appointment Time") and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, Purchaser will be entitled to designate for election up to that number of directors of the Board equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Board (giving effect to any increase in the number of directors on the Board pursuant to Purchaser's exercise of its option) and (y) a fraction, the numerator of which is the number of shares of Common Stock held by HP and Purchaser (after giving effect to the number of shares of Common Stock purchased in the Offer) and the denominator of which is the total number of then outstanding shares of Common Stock. The effect of Purchaser's exercise of its option is the ability to designate a majority of the members of the Board. In connection with the foregoing, the Company will promptly, at the option of Purchaser, either increase the size of the Board and/or obtain the resignation of such number of our current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Board. From time to time thereafter, at Purchaser's request, the Company will cause the individuals so designated by Purchaser to constitute substantially the same percentage (rounding up where appropriate) as is on the

Board on (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company, and (iii) each board committee of each subsidiary of the Company.

        After appointment or election of Purchaser's directors and prior to the effective time of the Merger pursuant to the Merger Agreement (the "Effective Time"), the Company will cause the Board to maintain three directors who were also directors as of July 20, 2007, each of whom must be an "independent director" under the Nasdaq Marketplace Rules and eligible to serve on the Company's audit committee under the Exchange Act ("Continuing Directors"); if no Continuing Directors remain, a majority of the other directors then in office will designate persons to serve as Continuing Directors. After appointment or election of Purchaser's directors to the Board and prior to the Effective Time, approval by a majority of the Continuing Directors will be required for any of the following: (i) amendment or termination of the Merger Agreement, or agreement or consent to any amendment or termination of the Merger Agreement, in any case on behalf of the Company, (ii) any extension by the Company of the time for the performance of, or any waiver by the Company of, any of the obligations or other acts of HP or Purchaser under the Merger Agreement, (iii) any exercise or waiver of any of the Company's rights under the Merger Agreement, (iv) any amendment to the Company's certificate of incorporation or bylaws having an adverse effect on the Company's stockholders (other than HP and Purchaser), except as contemplated by the Merger Agreement, or (v) any other action of the Board relating to the Merger Agreement having an adverse effect on the Company's stockholders (other than HP and Purchaser). Acts described in clauses (i), (ii) and (iii) above will not require any further action or approval of the Board other than the affirmative vote of the Continuing Directors.

        This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser's designees to the Board.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the information contained in this Information Statement.

        The information contained in this Information Statement (including information herein incorporated by reference) concerning HP, Purchaser and Purchaser's designees has been furnished to the Company by HP, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

        Purchaser has informed the Company that it will choose its designees for the Board at the Appointment Time from the list of persons set forth below. In the event that additional designees of Purchaser are required in order to constitute a majority of the Board, such additional designees will be selected by Purchaser from among the directors and executive officers of HP and Purchaser contained in Annex I of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to the Company by HP, sets forth, with respect to each individual who may be designated by Purchaser as one of its designees, the name, age of the individual as of August 3, 2007, present principal occupation and employment history during the past five years. Purchaser has informed the Company that, other than Catherine A. Lesjak, who is a citizen of Canada, each such individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such person is Hewlett-Packard Company, 3000 Hanover Street, Palo Alto, California 94304.

        None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Charles N. Charnas*	49	Mr. Charnas was elected the President and Secretary of Purchaser in July 2007. He has been a director of Purchaser since July 2007. Mr. Charnas was elected Assistant Secretary of HP in 1999. He was appointed Vice President and Deputy General Counsel of HP in 2002. Since 1999, he has headed the Corporate, Securities and Mergers and Acquisitions Section of HP's worldwide legal department. From September 2006 through February 2007, Mr. Charnas also served as Acting General Counsel of HP.
Lester D. Ezrati	56	Mr. Ezrati has been a director of Purchaser since July 2007. He has served as HP's Senior Vice President of Global Tax since May 1999, and has held various positions in HP's tax department since 1980.
Michael J. Holston	44	Mr. Holston has served as Executive Vice President and General Counsel of HP since February 2007 and Secretary of HP since March 2007. Prior to that, he was a partner in the litigation practice at Morgan, Lewis & Bockius LLP, where, among other clients, he supported HP as external counsel on a variety of litigation and regulatory matters for more than 10 years.
Catherine A. Lesjak*	48	Ms. Lesjak was elected Chief Financial Officer of Purchaser in July 2007. She has been a director of Purchaser since July 2007. Ms. Lesjak has served as Executive Vice President and Chief Financial Officer of HP since January 2007. She was elected Senior Vice President and Treasurer of HP in 2003. From May 2002 to July 2003, she was Vice President of Finance for HP's Enterprise Marketing and Solutions and Vice President of Finance for HP's Software Global Business Unit. From June 2000 to May 2002, Ms. Lesjak was Controller for the Software Solutions Organization.
John N. McMullen	49	Mr. McMullen was appointed as Senior Vice President and Treasurer of HP in January 2007. Prior to that, Mr. McMullen served as Vice President of Finance of the Imaging and Printing Group of HP since 2002.
Paul T. Porrini	46	Mr. Porrini was appointed Vice President and Associate General Counsel of HP in 2007. Since 2001, he has served as an attorney in the Corporate, Securities and Mergers and Acquisitions Section of HP's worldwide legal department.

* Serves as both an executive officer and director of Purchaser.

        None of Purchaser's designees is a director of, or holds any position with, the Company. Purchaser has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees beneficially owns any securities (or rights to acquire any securities of the Company) or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Purchaser has advised the Company that to its knowledge, none of its designees has any family relationship with any director, executive officer or key employees of the Company.

        It is expected that Purchaser's designees may assume office at any time following the Appointment Time and that, upon assuming office, Purchaser's designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or if a sufficient number of current directors resign such that, immediately following such action, the number of vacancies to be filled by Purchaser's designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign.

        None of Purchaser's designees is involved in a material legal proceeding where any such designee is a party adverse to the Company or any of its subsidiaries.

CERTAIN INFORMATION CONCERNING THE COMPANY

        The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock and 15,000,000 shares of undesignated Preferred Stock. As of July 16, 2007, there were 105,811,082 shares of Common Stock outstanding, of which 499,285 shares are unvested or are subject to a repurchase option, risk of forfeiture or other condition under restricted stock purchase agreements or other agreements with the Company, and no shares of Preferred Stock were outstanding. Each share of Common Stock is entitled to one vote on all matters that may properly come before a meeting of stockholders of the Company. The Board currently consists of six members.

        The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

        Set forth below are the name, age and position of each director and executive officer of the Company as of July 20, 2007.

Name	Age	Position(s)
Marc L. Andreessen	36	Chairman of the Board
Benjamin A. Horowitz	41	President, Chief Executive Officer and Director
Simon M. Lorne	61	Director
William V. Campbell	66	Director
Michael S. Ovitz	60	Director
Michelangelo A. Volpi	40	Director
Timothy A. Howes, PhD	43	Chief Technology Officer and Executive Vice President of Engineering
David F. Conte	42	Chief Financial Officer
Jordan J. Breslow	51	General Counsel
Mark D. Cranney	43	Executive Vice President of Worldwide Field Operations
John L. O'Farrell	48	Executive Vice President of Business Development
Sharmila N. Shahani	42	Executive Vice President of Marketing
Sachin Gupta	37	Executive Vice President of Products

        The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of Company. None of the Company's directors, officers or any affiliates, nor any beneficial owners of 5% or more of any class of the Company's voting securities nor any associates of such officer, director, affiliate or stockholder are involved in a material legal proceeding where such officer, director, affiliate, stockholder or associate is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

        Benjamin A. Horowitz is a co-founder of Opsware and has served as our President and Chief Executive Officer and as a director since September 1999. Prior to co-founding Opsware, Mr. Horowitz served as Vice President and General Manager of the E-Commerce Platform division of America Online, Inc. from April 1999 to September 1999. From July 1995 to April 1999, Mr. Horowitz was a vice president at Netscape Communications. Mr. Horowitz serves on the board of directors of MIPS Technologies, Inc. Mr. Horowitz holds a B.A. in computer science from Columbia University and an M.S. in computer science from the University of California, Los Angeles.

        Simon M. Lorne has served as a director of Opsware since September 2002. Mr. Lorne is currently Vice Chairman and Chief Legal Officer of Millennium Partners L.P., a hedge fund. From 1999 to 2004, Mr. Lorne was a partner of the law firm of Munger, Tolles & Olson LLP. From 1996 to 1997, Mr. Lorne was a Managing Director of Salomon Brothers, an investment banking firm, where he served as global head of internal audit of that firm and of its parent corporation, Salomon Inc., and as a senior member of the control team. Following the 1997 merger of Salomon Inc. into Travelers Group Inc. (and of Salomon Brothers into Salomon Smith Barney), he continued as a Managing Director and as a senior member of the legal department. After the 1998 merger of Travelers Group Inc. with Citicorp to form Citigroup Inc., he organized and coordinated the global compliance function of Citigroup Inc., which embraced the securities, banking and insurance activities of that entity while continuing as a Managing Director of Salomon Smith Barney. From 1993 to 1996, Mr. Lorne served as General Counsel of the United States Securities and Exchange Commission. Mr. Lorne is also on the Board of Directors of Teledyne Technologies Incorporated, a provider of electronic components, instruments and communications products, as well as systems engineering solutions and information technology services. Mr. Lorne holds an A.B. in economics from Occidental College and a J.D. from the University of Michigan Law School.

        Marc L. Andreessen is a co-founder of Opsware and has served as the Chairman of our Board since September 1999. Prior to co-founding Opsware, Mr. Andreessen served as Chief Technology Officer of America Online, Inc. from March 1999 to September 1999. Mr. Andreessen was a co-founder of Netscape Communications Corporation, a software company, serving in various positions from April 1994 until March 1999, including Chief Technology Officer and Executive Vice President of Products. He served on Netscape's board of directors from April 1994 until March 1999. Mr. Andreessen holds a B.S. in computer science from the University of Illinois at Urbana-Champaign.

        William V. Campbell has served as a director of Opsware since August 2000. Mr. Campbell has served as a director of Intuit Inc., a finance software and services company, since April 1994 and as Chairman of the board of directors of Intuit since August 1998. He also served as Intuit's Acting Chief Executive Officer from September 1999 to January 2000 and as its President and Chief Executive

Officer from April 1994 to July 1998. Mr. Campbell also serves on the board of directors of Apple Computer, Inc. Mr. Campbell holds both a B.A. in economics and an M.A. from Columbia University, where he has been appointed as the Chairman of the Board of Trustees.

        Michael S. Ovitz has served as a director of Opsware since July 2000. Mr. Ovitz co-founded Creative Artists Agency, a talent representation company, and served as its Chairman from 1975 to 1995. Mr. Ovitz has served as a Principal of CKE Associates, a consulting company, since July 2002. From December 1998 to June 2002, Mr. Ovitz was a Principal of Artists Management Group, a talent representation company. From January 1997 to December 1998, Mr. Ovitz was a self-employed private investor. From October 1995 to December 1996, Mr. Ovitz was President of The Walt Disney Company. Mr. Ovitz currently serves a member of the Board of Directors of D.A.R.E. America and the Board of Advisors at the University of California, Los Angeles School of Theater, Film and Television. Mr. Ovitz also serves on the Board of Trustees of the Museum of Modern Art in New York City and is a member of the Council on Foreign Relations. Mr. Ovitz holds a B.A. in psychology from the University of California, Los Angeles.

        Michelangelo A. Volpi has served as a director of Opsware since August 2003. Mr. Volpi currently serves as an advisor to Cisco Systems, Inc., a network equipment manufacturer. From 1994 to February 2007, Mr. Volpi held various positions at Cisco, including Senior Vice President and General Manager of the Routing and Service Provider Group and Chief Strategy Officer. Mr. Volpi holds a B.S. in mechanical engineering, an M.S. in manufacturing systems engineering and an M.B.A., all from Stanford University.

        Jordan J. Breslow has served as our General Counsel and Secretary since August 2001. Mr. Breslow also served as our Chief Counsel from January 2000 to August 2001. Prior to joining Opsware, Mr. Breslow served as Vice President and General Counsel of Geoworks, a software company, from 1990 to 1998 where he also served as Managing Director of European Operations, from 1997 to 1998. From 1998 to 1999, Mr. Breslow was co-chair of the intellectual property practice group at Foster, Pepper and Shefelman, a law firm. From 1982 to 1989, Mr. Breslow was a partner at Stewart, Stewart & Breslow, a law firm. Mr. Breslow holds a B.A. in anthropology from San Francisco State University and J.D. from Hastings College of Law.

        David F. Conte has served our Chief Financial Officer since July 2006. Mr. Conte joined Opsware in 1999 shortly after the Company's inception and previously served as Vice President of Finance from March 2003 to July 2006 and Corporate Controller from October 1999 to March 2006. Prior to joining Opsware, Mr. Conte worked at Ernst & Young LLP in its High Technology practice. Mr. Conte is a Certified Public Accountant and has a degree in business economics from the University of California, Santa Barbara.

        Mark D. Cranney has served as our Executive Vice President of Worldwide Field Operations since November 2005 and as our Executive Vice President of Sales from May 2004 to November 2005. Prior to joining Opsware, Mr. Cranney served as Senior Division Vice President-Americas at Parametric Technology Corp., a provider of product life-cycle management enterprise software and consulting solutions, from April 1998 to September 2003. From April 1996 to April 1998, Mr. Cranney served as a Vice President of Sales and Marketing at DxU, a privately-held medical device company. Prior to DxU, Mr. Cranney served as a national sales manager for the Patient Care Division of C.R. Bard, Inc., a medical device manufacturer, and started his career in sales and sales management positions at Lanier Worldwide. Mr. Cranney holds a B.S. degree in Business Administration and Marketing from Southern Utah University.

        Timothy A. Howes is a co-founder of Opsware and has served as our Chief Technology Officer since September 1999 and our Executive Vice President of Development from October 2001 to December 2004. Prior to co-founding Opsware, Dr. Howes served as Vice President of Technology at America Online, Inc. from April 1999 to September 1999. From February 1998 to April 1999,

Dr. Howes was Chief Technology Officer of the Server Product division at Netscape Communications. From April 1996 to February 1998, Dr. Howes was Principal Engineer, Directing Architect of several server products at Netscape Communications. From September 1994 to April 1996, Dr. Howes was Project Director, Principal Investigator and Senior Systems Research Programmer at the University of Michigan. Dr. Howes serves on the board of directors of Blue Coat Systems, Inc. Dr. Howes holds a Ph.D. in computer science, a B.S.E. in aerospace engineering and an M.S.E. in computer science and engineering from the University of Michigan.

        John L. O'Farrell has served as our Executive Vice President of Business Development since March 2001. Prior to joining Opsware, Mr. O'Farrell served as Executive Vice President, International for At Home Corporation, a provider of broadband Internet access and media services, from March 2000 to March 2001, and as Senior Vice President, International from April 1997 to March 2000, including after its acquisition of Excite Inc. in May 1999. From August 1995 to April 1997, he was President of US WEST Interactive Services, an Internet content development and investment company. Prior to that time, Mr. O'Farrell served as Vice President, Corporate Strategy of US WEST Inc., a telephone and cable network operator, from May 1994 to August 1995, and as Executive Director, Corporate Strategy from March 1992 to May 1994. Before joining US WEST Inc., Mr. O'Farrell held general management, marketing and consulting positions in the United States and Europe with Telecom Ireland (Ireland), Booz, Allen and Hamilton (U.S.), the Commission of the European Communities (Luxembourg), Digital Equipment Corporation and Siemens AG (both Germany). Mr. O'Farrell holds a B.E. degree from University College Dublin, Ireland, and an M.B.A. from the Stanford Graduate School of Business.

        Sharmila N. Shahani has served as our Executive Vice President of Marketing since February 2006 and as our Senior Vice President of Marketing from May 2002 to February 2006. Prior to joining Opsware, Ms. Shahani served as Vice President of Marketing and Business Development for Totality, a managed IT services provider, from June 2000 to May 2002. From November 1999 to June 2000, Ms. Shahani served as a Vice President of Product Marketing for America Online's E-commerce Services group. Prior to America Online, Ms. Shahani served as Vice President of Product Marketing for Netscape Communications from November 1997 to November 1999. Prior to Netscape, Ms. Shahani led marketing for Kiva Software, an application server company, from May 1996 to November 1997. Prior to Kiva, Ms. Shahani held multiple managerial positions at General Magic, a software company, Microsoft Corporation and Hewlett-Packard Company. Ms. Shahani holds a B.A. in business and economics and a B.S. in computer science from Northwestern University and an M.A. in management from the Kellogg Graduate School of Business.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Board Meetings

        The Board held a total of eight meetings during the fiscal year ended January 31, 2007. No director attended less than 75% of the total number of meetings of the Board and all committees on which such director served during the fiscal year ended January 31, 2007, except that Mr. Volpi attended nine of the thirteen total meetings held by the Board and the committee on which he served during the past fiscal year.

Director Independence

        As required under NASDAQ Global Market ("NASDAQ") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board. Our Board of Directors consults with counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in applicable NASDAQ listing standards, as in effect from time to time.

        Consistent with these considerations, after review of any relevant transactions or relationships between each director, or any of his or her family members, and Opsware, our senior management and our independent registered public accounting firm, our Board, upon the recommendation of the Nominating and Corporate Governance Committee, has affirmatively determined that all of our directors are independent directors within the meaning of the applicable NASDAQ listing standards, other than Mr. Andreessen and Mr. Horowitz.

        In making its independence determinations, the Board reviewed transactions and relationships, if any, between the director, or any member of his or her immediate family, and us or one of our subsidiaries or affiliates based on information provided by the director, our records and publicly available information. Specifically, this review considered the following types of relationships and transactions: (i) principal employment of and other public company directorships held by each non-employee director; (ii) contracts or arrangements that are ongoing or which existed during any of the past three fiscal years between Opsware and its affiliates and any entity for which the non-employee director, or his or her immediate family member, is an executive officer or greater-than-10% shareholder; and (iii) contracts or arrangements that are ongoing or which existed during any of the past three fiscal years between Opsware and/or its subsidiaries or affiliates and any other public company for which the non-employee director serves as a director.

        As required under applicable NASDAQ listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. All of the committees of our Board of Directors are comprised entirely of directors determined by the Board to be independent within the meaning of applicable NASDAQ listing standards.

Board Committees

        Our Board currently has three committees: (i) an Audit Committee, (ii) a Compensation and Organizational Development Committee (which we also refer to in this Information Statement as our "Compensation Committee") and (iii) a Nominating and Corporate Governance Committee. The charter for each committee is available on our website at http://www.opsware.com/about/about_corporate.php.

        The following is the current membership information for each committee, followed by a brief description of each committee's functions.

Board Member	Audit Committee		Compensation & Organizational Development Committee		Nominating & Corporate Governance Committee
Benjamin A. Horowitz
Simon M. Lorne	X	*	X		X
Marc L. Andreessen
William V. Campbell	X		X	*	X
Michael S. Ovitz					X	*
Michelangelo A. Volpi	X		X
Total meetings in past fiscal year	8		5		3

* = Committee Chairperson

        Audit Committee.    Each member of this committee is "independent" and meets the financial experience requirements under both the Securities and Exchange Commission rules and the NASDAQ Global Market listing standards. The Board has also determined that Mr. Lorne is an "audit committee financial expert" within the meaning of the rules of the Securities and Exchange Commission and is "financially sophisticated" within the meaning of the rules of the NASDAQ Global Market. The Audit Committee is responsible for the appointment, compensation and oversight of our independent registered public accounting firm. In addition, the Audit Committee reviews the results and scope of audit and other services provided by our independent registered public accounting firm and reviews the accounting principles and auditing practices and procedures to be used for our financial statements, our financial reporting process and our internal control systems and practices.

        Compensation and Organizational Development Committee.    Each member of this committee is "independent" under the NASDAQ Global Market listing standards, an "outside director" under Section 162(m) of the Internal Revenue Code and the regulations thereunder and a "non-employee director" under the Securities Exchange Act. The Compensation Committee has delegated authority to Mr. Horowitz to grant stock options to non-executive employees within defined parameters, including a limitation that grants to any single individual may not exceed 75,000 shares of common stock. For more information relating to our equity granting practices, please see the discussion below under "Executive Compensation—Equity Grant Policy and Practices." The Compensation Committee reviews and determines the compensation of our executive officers, reviews and recommends to the Board the compensation of our non-employee directors, administers our equity compensation plans, reviews our policies generally relating to compensation and benefits and assists in matters related to the Company's organizational structure. Please see the discussion below under "Executive Compensation—Compensation Discussion and Analysis" for further information relating to the Compensation Committee.

        Nominating and Corporate Governance Committee.    Each member of this committee is "independent" under the NASDAQ Global Market listing standards. The Nominating and Corporate Governance Committee identifies, evaluates and nominates candidates for appointment or election as members of our Board, makes recommendations regarding the structure and composition of our Board and committees and advises the Board with respect to corporate governance matters.

Consideration of Director Nominees

        Our Nominating and Corporate Governance Committee generally identifies nominees for our Board based upon recommendations by our directors and management. The Nominating and Corporate Governance Committee will also consider recommendations for nominees for our Board that are properly submitted by our stockholders in accordance with the procedure set forth in our bylaws. To date, we have not received any such recommendations from our stockholders. Stockholders can recommend qualified candidates for our Board by writing to our corporate secretary at Opsware Inc., 599 N. Mathilda Ave., Sunnyvale, CA 94085. Submissions that are received and meet the criteria outlined below will be forwarded to the Nominating and Corporate Governance Committee for review and consideration. If you would like to recommend a director nominee for the 2008 Annual Meeting, we request that you submit the recommendation at least three months prior to the end of the fiscal year ending January 31, 2008 to ensure adequate time for meaningful consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee intends to review periodically whether a more formal policy regarding stockholder nominations should be adopted.

        The goal of the Nominating and Corporate Governance Committee is to ensure that our Board possesses a variety of perspectives and skills derived from high-quality business and professional experience. The committee seeks to achieve a balance of knowledge, experience and capability on our Board, while maintaining a sense of cooperation that is conducive to a productive working relationship within the Board and between the Board and management. To this end, the committee seeks nominees with the highest professional and personal ethics and values, an understanding of our business and industry, diversity of business experience and expertise, a high level of education, broad-based business acumen and the ability to think strategically. Although the committee uses these and other criteria to evaluate potential nominees, we have no stated minimum criteria for nominees. The committee does not use different standards to evaluate nominees depending on whether they are proposed by our directors and management or by our stockholders. To date, we have not paid any third parties to assist us in this process.

Stockholder Communications with Our Board

        Our stockholders may communicate with our Board or any of our individual directors by writing to them care of Opsware Inc., 599 N. Mathilda Ave., Sunnyvale, CA 94085.

Code of Conduct and Ethics

        We have adopted a Code of Conduct and Ethics that applies to all employees, including our chief executive officer and senior financial officers, including our chief financial officer and controller, and all directors. This code is available on our website at http://www.opsware.com/about/about_corporate.php. We intend to make all required disclosures concerning any amendments to, or waivers from, our code of conduct and ethics on our website.

DIRECTOR COMPENSATION

        The following table provides information regarding all compensation awarded to, earned by or paid to each person who served as a director during fiscal year ended January 31, 2007, which we refer to in this Information Statement as "fiscal 2007." For compensation and equity award information regarding Mr. Horowitz, who is also the President and Chief Executive Officer of Opsware, please see the section of this Information Statement entitled "Executive Compensation."

Name	Fees Earned or Paid in Cash		Option Awards (1)(2)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total Compensation
Marc L. Andreessen	$260,000	(3)	$712,185	—	—	$972,185
William V. Campbell	—		85,488	—	—	85,488
Mike J. Homer(4)	—		110,309	—	—	110,309
Simon M. Lorne	75,000		89,031	—	—	164,031
Michael S. Ovitz	—		85,488	—	—	85,488
Michelangelo A. Volpi	—		110,309	—	—	110,309

(1)
Amounts reflect the dollar amount recognized for financial statement reporting purposes for the year ended January 31, 2007 in accordance with FAS 123(R), with the exception that estimated forfeitures related to service-based vesting were disregarded in these amounts, for awards pursuant to our 2000 Incentive Stock Plan. The calculation for each individual named above includes any equity awards held by such individual that vested during the year ended January 31, 2007. Assumptions used in the calculation of these amounts are described in footnote 1 to our audited financial statements for the year ended January 31, 2007.

        The grant date fair value of each stock option awarded to our directors in fiscal 2007 is set forth in the following table:

Name	Grant Date	Grant Date Fair Value of Stock Options (a)
Marc L. Andreessen	3/15/06	$336,357
William V. Campbell	6/20/06	133,835
Mike J. Homer	6/20/06	133,835
Simon M. Lorne	6/20/06	133,835
Michael S. Ovitz	6/20/06	133,835
Michelangelo A. Volpi	6/20/06	133,835
  (a)
  The amounts shown reflect the fair value of the award on the grant date used to determine the compensation expense under FAS 123(R) associated with the grant in our company's consolidated financial statements and has been calculated using the Black-Scholes valuation model. The valuations are based on the assumptions discussed in Note 1 to our company's consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended January 31, 2007. The Black-Scholes valuation model is only one of the methods available for valuing options, and our company's use of this model should not be interpreted as a prediction as to the actual value that may be realized on the award. The actual value of the award may be significantly different, and the value actually realized, if any, will depend upon the excess of the market value of the common stock over the exercise price at the time of exercise.

(2)
A summary of options outstanding as of January 31, 2007 for each of our directors is as follows:

Name	Options Outstanding (#)
Marc L. Andreessen	1,932,000	(a)
William V. Campbell	175,000
Mike J. Homer	125,000
Simon M. Lorne	150,000
Michael S. Ovitz	225,000
Michelangelo A. Volpi	125,000
  (a)
  On July 18, 2007, the Board approved full acceleration upon a change of control of the Company of all unvested shares subject to Marc Andreessen's option agreements dated February 23, 2005, March 15, 2006 and June 20, 2007.

(3)
Represents cash compensation paid to Mr. Andreessen during fiscal 2007 for his services as Chairman of the Board. As part of the Compensation Committee's review in May 2006 of the Chairman's compensation, the Committee adjusted Mr. Andreessen's annual cash compensation to $180,000. Mr. Andreessen continued to receive annualized cash compensation of $260,000 following this date and, accordingly, Mr. Andreessen's cash compensation for the remainder of fiscal 2008 has been reduced by $80,000, plus interest, to ensure that Mr. Andreessen's total cash compensation over this period reflects the aggregate amount approved by the Committee.

(4)
As of May 21, 2007, Mr. Homer is no longer a director of the Company.

        Stock Options.    Our Director Option Program, which is part of our 2000 Incentive Stock Plan, provides for the automatic grant of nonstatutory stock options to outside directors on the date of each Annual Meeting of our stockholders, if immediately after the meeting, he or she continues to serve on the Board and has been a director for at least six months prior to the Annual Meeting. A new outside director is granted an option to purchase 50,000 shares when that person first becomes a director, except for those directors who become outside directors by ceasing to be inside directors. Twenty-five percent of the shares subject to the option vest and become exercisable on the first anniversary of the date of grant, and 1/48th of the shares subject to the option vest and become exercisable each month thereafter, provided the individual remains an outside director on those dates.

        All options granted under our Director Option Program have a term of 10 years and an exercise price equal to the fair market value on the date of grant. After termination as an outside director, an optionee must exercise an option at the time set forth in his or her option agreement. If termination is due to death or disability, the option will accelerate in full and remain exercisable for 12 months. In all other cases, the option will remain exercisable for three months. In the event of our merger with or into another corporation, including the transaction with HP, or a sale of substantially all of our assets, all of the outstanding options granted pursuant to the Director Option Program become fully vested and exercisable.

        Other.    We will reimburse each member of our Board for out-of-pocket expenses incurred in connection with attending Board and Board committee meetings. We also extend coverage to our Board members under the Company's directors' and officers' indemnity insurance policy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The following Compensation Discussion and Analysis, or CD&A, provides information regarding the compensation program in place for Opsware's chief executive officer, chief financial officer and three other most highly-compensated executive officers during fiscal 2007. We refer to these individuals in this Information Statement as the "named executive officers." This CD&A includes information regarding, among other things, the objectives of Opsware's compensation program, the achievements that the compensation program is designed to reward, the elements of the compensation program (including the reasons why Opsware employs each element and how it determines amounts paid) and how each element fits into its overall compensation objectives.

        The Compensation Committee operates within the policies established by our Board of Directors and has the authority to create and approve the executive officer compensation plan. The Compensation Committee administers Opsware's executive compensation programs, monitors corporate performance and its relationship to compensation of executive officers, and approves annual adjustments to executive compensation as needed.

Introduction

        The Committee establishes Opsware's general compensation policies, as well as compensation plans and specific compensation levels for executive officers. The Committee strives to ensure that our executive compensation programs: (i) enable Opsware to attract and retain key people, (ii) motivate them to achieve or exceed key objectives, (iii) are at reasonable and fiscally responsible levels and (iv) are fundamentally fair to all stakeholders.

        The role of the Committee is to set the salaries and other compensation of Opsware's executive officers, to make grants of stock-based incentive awards and to administer the stock option and other employee equity and bonus plans. To some extent, the execution of these responsibilities has been delegated to the Company's management within defined parameters. The Committee has the authority to engage and has engaged the services of independent consultants as described below. The Committee's charter reflects these various responsibilities. The Committee and the Board periodically review the charter. You may find a copy of the charter posted on Opsware's website at http://www.opsware.com/about/about_corporate.php.

        The Committee meets at scheduled times once a quarter and holds additional meetings from time to time as necessary to review and discuss relevant matters, including executive compensation. The Committee also considers and takes action by written consent.

Compensation Philosophy and Objectives

        The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by Opsware, and one that aligns executives' interests with those of the stockholders by rewarding performance that meets or exceeds established goals. Our ultimate objective is to improve stockholder value, while at the same time observing overall fiscal discipline. The Committee evaluates both performance and compensation to ensure that Opsware maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies.

        Our compensation philosophy includes the following guiding principles for structuring a compensation program that meets the objectives outlined above:

  •
  Compensation Should Reflect our Pay for Performance Culture. A core element of our compensation philosophy is our firm belief that pay should be directly linked to performance.

    Accordingly, a significant and growing portion of our executive compensation is contingent on, and varies based on, achievement of a combination of company and individual performance goals.

  •
  Compensation Should Reflect Responsibility and Accountability. Total compensation should be higher for individuals with greater responsibility, greater ability to influence our achievement of our corporate goals, and greater accountability for those goals. As responsibility increases, a greater portion of the executive's total compensation should be performance-based pay, contingent on the achievement of company and individual performance goals. Equity-based compensation should also generally be higher for executives with higher levels of responsibility and accountability for results. A significant portion of their total compensation should be dependent on long-term stock appreciation.

  •
  Compensation Should Enhance Stockholder Value. Compensation should focus management on achieving its short-term (annual) results in a manner that also supports our long-term success and profitability. Annual performance-based pay creates incentives for achieving results that enhance stockholder value in the short term, while stock options serve to align the interests of our executives with our stockholders over a longer time frame.

  •
  Compensation Should be Reasonable and Responsible. While Opsware's overall executive compensation levels must be sufficiently competitive to attract and retain talented leaders and motivate those leaders to achieve company goals, we believe that compensation should be set at reasonable and fiscally responsible levels.

Compensation Components

        Our executive officers' compensation currently has three primary components—(i) base compensation or salary, (ii) annual cash bonuses under a performance-based, non-equity incentive plan, and (iii) equity awards in the form of options and/or restricted stock awards granted pursuant to our 2000 Incentive Stock Plan. Executive officers are also eligible to participate in our employee benefit plans, such as medical, dental, vision, group life, short term and long term disability, and accidental death and dismemberment insurance, our Employee Stock Purchase Plan and our 401(k) plan, in each case on the same basis as other employees.

        We fix executive officer base compensation at a level that we believe enables us to hire and retain individuals in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business goals. We also take into account the base compensation that is payable by companies that we believe to be our competitors and by other private and public companies with which we believe we generally compete for executives. To this end, and with the assistance of the compensation consultant discussed below, we access and review comparative market data when making crucial executive officer hiring decisions and annually when we review executive compensation. We designed our executive bonus arrangements to focus our management on achieving key corporate financial objectives, to motivate certain desired individual behaviors and to reward substantial achievement of these company financial objectives and individual goals. We utilize cash bonuses to reward performance achievements with a time horizon of one year or less and we utilize salary as the base amount necessary to match our competitors for executive talent. We utilize stock options and restricted stock awards to reward and incentivize long term corporate performance.

        We view the foregoing components of compensation as related but distinct. Although the Committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency, and other considerations we deem relevant, such as rewarding extraordinary performance. Except as described below, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. However, our Committee's philosophy is to make a greater percentage of an employee's compensation performance-based as he or she becomes more senior and to keep cash compensation at a reasonable competitive level. If Opsware performs well over a long-term period and our stock price appreciates, we also believe employees should be rewarded through equity so that employees benefit in a similar manner as our shareholders.

        The Committee performs an annual strategic review of our executive officers' compensation levels to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. These companies may or may not be public companies or even in all cases technology companies. The Committee's most recent review occurred in February 2007. Committee meetings typically have included, for all or a portion of each meeting, not only the Committee members but also our Chief Executive Officer, Chairman of the Board, General Counsel, Chief Financial Officer and our Director of Human Resources.

        The Committee oversees all compensation decisions (including the establishment of salary and bonus levels and the award of bonus and equity grants) for the executive officers. As required under NASDAQ rules, the Chief Executive Officer does not participate in the deliberation and approval process with respect to his compensation. The Chief Executive Officer and Director of Human Resources annually review the performance of each executive officer (other than the Chief Executive Officer whose performance is reviewed by the Committee). The conclusions reached and recommendations based on these reviews, including those with respect to salary adjustments and annual award amounts, are presented to the Committee. The Committee exercises its discretion in accepting or modifying any recommended adjustments or awards to executives.

        We account for equity compensation paid to our executives and employees under the rules of SFAS No. 123R, which requires us to estimate and record an expense over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. We structure cash bonus compensation so that it is taxable to our executives at the time it becomes available to them. We currently intend that all cash compensation paid will be tax deductible for us. Unless and until we achieve sustained profitability, the availability to us of a tax deduction for compensation expense will not be material to our financial position.

Compensation Consultant

        Beginning in November 2004, the Committee retained Compensia, Inc., an independent compensation consultant to advise on matters related to executive compensation and general compensation programs. The consultant has assisted the Committee from time to time by providing comparative market data on compensation practices and programs, as well as guidance on industry best practices. The consultant has also provided advice with respect to specific projects, including assisting in the review of our policy regarding fees paid to our directors as well as other equity and non-equity compensation awarded to non-employee directors.

Compensation Benchmarking Relative to Market

        Based on the foregoing objectives, the Committee has structured Opsware's annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by Opsware and reward the executives for achieving such goals. In furtherance of this, the Committee considers relevant market data from the Radford Executive Survey and proxy statement information for similarly sized high technology companies in the San Francisco Bay Area, including enterprise software companies. The Committee does not fix executive compensation at a particular market percentile level or range, but does consider the percentiles when making compensation decisions for executives. The Committee believes that reviewing market data helps Opsware compensate at a level that is necessary, but not significantly more than necessary, to achieve our corporate goals, while conserving cash and equity as much as practicable. The Committee believes that, given the industry in which we operate and the corporate culture that we have created, our cash compensation and equity levels are generally sufficient to retain our existing executive officers and to hire new executive officers when and as required.

Compensation Decisions

  Base Salary.

        The factors considered by the Committee in determining base salaries for fiscal 2007 varied depending on the position of each executive, but generally included the following factors: (1) the executive pay recommendations made by our Chief Executive Officer (except in the case of the CEO himself); (2) managerial talent and the committee's organizational assessment of Opsware's leadership team; (3) comparisons to market data and (4) other quantitative and qualitative factors, including the scope of the executive's particular job, his or her performance in the job, the expected value of the executive's future impact or contribution to Opsware's success and growth, the executive's prior experience and salary history and Opsware's recent financial performance and market competitiveness.

        For fiscal 2007, our Chief Executive Officer presented his base salary recommendations for our other executive officers, including the named executive officers, to the Committee. The Committee then discussed the Chief Executive Officer's recommendations and, based on the factors described above, approved base salaries for fiscal 2007.

        For the Chief Executive Officer's fiscal 2007 salary, the Committee discussed our Chief Executive Officer's performance and reviewed competitive data and analyses collected or developed by our Human Resources department. Based on this review, the Committee set the Chief Executive Officer's salary for fiscal 2007 at $350,000, which was unchanged from the prior fiscal year.

        The base salaries in effect for fiscal 2007 for our named executive officers were as follows:

Executive Officer (Position)	FY07 Base Salary	Percent Change (relative to FY06)
Benjamin A. Horowitz (President & CEO)	$350,000	0%
David F. Conte (Chief Financial Officer)(1)	$235,000	18%
James E. Adkins (Executive Vice President of Products)(2)	$250,000	0%
Mark D. Cranney (Executive Vice President of Worldwide Field Operations)	$250,000	0%
John L. O'Farrell (Executive Vice President of Business Development)	$330,000	0%

(1)
Mr. Conte was promoted to Chief Financial Officer (CFO) effective as of July 12, 2006. The salary amount stated above reflects Mr. Conte's salary following his appointment as CFO. The percentage increase amount is relative to Mr. Conte's salary immediately prior to being appointed CFO.

(2)
As of June 29, 2007, Mr. Adkins, who was a named executive officer for fiscal year 2007, is no longer employed by the Company.

        The base salary review, recommendation and approval process for fiscal year 2008 was substantially the same as for fiscal 2007. The fiscal year 2008 salaries for the named executive officers are as follows:

Executive Officer	FY08 Base Salary	Percent Change (relative to FY07)
Benjamin A. Horowitz	$350,000	0%
David F. Conte	$250,000	6%
James E. Adkins(1)	$—	N/A
Mark D. Cranney	$250,000	0%
John L. O'Farrell	$330,000	0%

(1)
As of June 29, 2007, Mr. Adkins, who was a named executive officer for fiscal year 2007, is no longer employed by the Company.

  Bonuses.

        We provide each of our executive officers with an annual bonus arrangement based upon the achievement of corporate and individual performance objectives. As an "at-risk" compensation arrangement, the bonus is designed in large part to reward executive officers for achieving company-critical financial and operational goals that we believe correlate closely with creating stockholder value.

        The Committee, working with our management, oversees corporate performance objectives for our executive bonus arrangements. We believe these corporate objectives are challenging to attain and motivate high business performance and support attainment of company-critical financial and operational objectives. These objectives were based on our company achieving specified quantitative goals related to certain financial metrics, including bookings, revenue, earnings per share and/or operating cash flow, each of which the Committee believes are good measurements in assessing how our company is performing from a financial standpoint.

        The Committee oversees the establishment of personal objectives for our Chief Executive Officer. For our other executive officers, our Chief Executive Officer works directly with each executive to identify and set individual performance objectives, which are then reviewed by the Committee. These personal objectives are generally established during the first half of each fiscal year.

        For bonuses to be awarded under the corporate component of these arrangements, our company must first achieve a specified bookings threshold for the fiscal year. Assuming this threshold is met, which we believe is a challenging threshold for our company to meet, the Committee then determines whether the other applicable company objectives, if any, were achieved for a particular measurement period and, if so, the level of achievement. The level of achievement of individual performance objectives for our Chief Executive Officer and for executive officers is also reviewed and approved by the Compensation Committee. The bonus arrangements also generally include an accelerator component such that if we exceed a specified bookings target in a fiscal year, the executive's bonus award may be increased on a linear progression scale, up to a maximum of two times their bonus target amount.

        In February 2007, our Chief Executive Officer presented his recommendations for bonus payouts to the executive officers based on their individual performance and our company's fiscal 2007 achievement of the corporate objectives. The Committee reviewed these recommendations, and approved bonus payouts for these officers.

        In February 2007, the Committee also determined the bonus payout for our Chief Executive Officer based upon his individual performance and our company's performance relative to the corporate objectives. For fiscal 2007, 50% of Mr. Horowitz's bonus arrangement was based on quantitative company goals and the remaining 50% was tied to qualitative individual goals relating to items such as strategic decision making, management practices and best practices innovation within the company. The Committee determined that Mr. Horowitz had met, and in some cases, exceeded the quantitative and qualitative bonus criteria established by the Committee at the beginning of the preceding fiscal year. Accordingly, the Committee awarded Mr. Horowitz a cash bonus of $350,000 for his performance during fiscal 2007.

        In summary, the bonus payouts approved in February 2007, based on fiscal 2007 performance, for our named executive officers are as follows:

Executive Officer	FY07 Target (% of Base Salary)		FY07 Attainment (% of Target)	FY07 Bonus Paid
Benjamin A. Horowitz	100%		100%	$350,000
David F. Conte	50	(1)	85	83,317
James E. Adkins(2)	50		83	103,750
Mark D. Cranney	100		98	244,125
John L. O'Farrell	10		75	24,750

(1)
Mr. Conte's base salary was increased upon his appointment to CFO in July 2006. Accordingly, the base salary used for Mr. Conte's bonus target was calculated based on his average salary during all of fiscal 2007.

(2)
As of June 29, 2007, Mr. Adkins, who was a named executive officer for fiscal year 2007, is no longer employed by the Company.

        For this coming fiscal 2008, the Committee approved bonus arrangements for our executive officers in February 2007. The fiscal 2008 arrangements are structured substantially the same as for fiscal 2007, except that bonus targets, as a percentage of salary, have generally increased. As described above, executive base salaries for fiscal 2008 were generally unchanged from the prior fiscal year. Accordingly, the Committee believes the increased bonus targets for fiscal 2008 provide continuing incentives and motivation to each of our executive officers. For fiscal 2008, Messrs. Conte, Cranney, Horowitz and O'Farrell are eligible to receive a target bonus of up to an aggregate of 55%, 150%, 100% and 15%, of their base salary, respectively.

        In addition, the Committee has periodically awarded additional cash "spot" bonuses to executive officers for particularly significant achievements or contributions. During fiscal 2007, the Committee awarded Messrs. Horowitz and O'Farrell spot bonuses of $50,000 and $100,000, respectively, for their significant contributions to the company's partnership efforts.

  Long-Term Stock-Based Incentive Awards.

        The Committee believes that stock-based incentive awards, such as stock options and restricted stock awards, link the interests of executive officers with the long-term interests of Opsware's stockholders by providing substantial incentive to officers to work towards maximizing stockholder value. Stock-based awards generally vest and become exercisable over a four-year period as a means of encouraging executive officers to remain with Opsware and to promote its success. Our executives receive value from stock options only to the extent that our company's stock price, and therefore, stockholder value, increases from the stock price on the grant date. This approach is designed to focus executive officers on the enhancement of stockholder value over the long term and encourage equity ownership in Opsware.

        Opsware grants stock options in accordance with its 2000 Incentive Stock Plan. In fiscal 2007, stock options were granted to all executive officers to aid in retention and to further align their interests with those of Opsware's stockholders. Stock awards are also granted to executive officers when they first join

Opsware. This initial grant is designed to be competitive with those of comparable companies for the level of the job that the executive holds and to motivate the executive to make the kind of decisions and implement strategies and programs that will contribute to an increase in the stock price of Opsware over time.

        When assessing whether, and to what extent, executives should receive stock option grants during fiscal 2007, the Committee considered many factors, including the executive's ongoing contributions to Opsware, retention consideration (including the current amount of unvested equity awards held by each executive), past performance and the ability to create a long-term incentive to achieve or exceed Opsware's financial goals.

        Opsware has historically used time-based stock options as its primary equity incentive. On limited occasions, these stock options have been supplemented by restricted stock in part to address situations where a significant portion of an executive's option holdings are out-of-the-money, or "underwater." These restricted stock grants generally have the same four-year vesting period as our option grants.

        Equity awards to our officers are generally made on an annual basis, together with the annual option grants made to all other employees of our company. In February 2006, the Committee approved stock option grants to the executives based upon the considerations discussed above. The amounts and other details of the grants to the named executive officers are shown in the table below entitled "Grants of Plan-Based Awards in the Fiscal Year Ended January 31, 2007."

        The Committee also desires to create the appropriate balance between stock-based executive pay and stock usage/dilution. Accordingly, the Committee has taken the following steps to manage our company's equity compensation plan:

  •
  Our net issuance of stock-based awards to all employees, including executives, was 3.4% of outstanding common stock in fiscal 2007, which we believe to be at or below the average for companies that operate within our industry; and

  •
  The number of equity grants to individual executive officers is generally based on individual performance against achievement of their annual objectives in the preceding year and the expected future contribution and long-term retention of the executive.

        Our executives (other than our CEO) are also eligible to participate in our Employee Stock Purchase Plan on the same terms as all other employees of our company. The Employee Stock Purchase Plan permits our eligible officers to purchase shares of our common stock at a discount on a periodic basis through payroll deductions of between 1% and 15% of their cash compensation. Each offering period under this plan is for a 24 month fixed duration and consists of four six-month purchase periods. The purchase price for shares of our common stock purchased under this plan is 85% of the lesser of the fair market value of our common stock on the first day of the applicable purchase period or the last day of each purchase period. No officer will be able to purchase shares having a fair market value of more than $25,000, which is determined as of the first day of the applicable purchase period, for each calendar year.

        We do not have stock ownership guidelines for our officers at this time. The Committee will periodically evaluate this matter, and implement changes where it deems necessary.

Equity Grant Policy and Practices

        Our Board of Directors has delegated the approval of equity awards to our Compensation Committee. In May 2006, the Committee adopted a written policy relating to equity award grants to executives and employees that includes the following:

  •
  Limited Delegation. The Committee has authorized our Chief Executive Officer to grant individual stock awards to non-executive employees in connection with new hire or ongoing performance grants. This delegation includes certain written parameters, including a cap on the number of stock options that can be granted to any non-executive employee and a summary matrix listing the maximum number of option shares that may be granted for various job positions at Opsware.

  •
  Grant Date. The grant date of any equity award—whether approved at a meeting or by written consent—is established in advance by the written policy and will in no case be earlier than the date the last required approval is obtained. The exercise price of all stock options is set at the closing price of our common stock on NASDAQ on the grant date.

  •
  Timing of Equity Grants for Newly Hired Employees. Equity awards to newly-hired employees are submitted for approval on a pre-set weekly basis. A grant is generally awarded effective as of the first grant date following the employee's date of hire.

  •
  Timing of Equity Grants for Newly-Promoted Employees and Performance Grants. Equity awards to newly-promoted employees and performance grants are approved on a pre-set date each quarter, which date is designed to follow each of our quarterly earnings calls. The policy authorizes the Committee to make limited exceptions to the pre-set grant date schedule if the Committee determines the exception is advisable and otherwise in compliance with applicable law. Pursuant to this authority, the Committee approved an exception to the pre-set grant date schedule when it awarded a stock option grant to Mr. Conte upon his appointment to CFO in July 2006.

Severance and Change in Control Payments

        We have entered into specific change in control arrangements from time to time with certain executive officers. The Committee provided these change of control benefits in part to enable us to induce our executives to work at a small, dynamic and rapidly growing company where their longer-term compensation would largely depend on future stock appreciation. Our executive officers may from time to time have competitive alternatives that may appear to them to be more attractive and/or less risky than working at Opsware. The change of control benefits also mitigate a potential disincentive for executives when they are evaluating a potential acquisition of the company, particularly when the services of the executive officers may not be required by the acquiring company. In February 2007, the Committee approved a new change of control policy that applies generally to all of our executive officers. The Committee believes this policy helps achieve greater internal fairness and consistency among the executive officer group and provides appropriate incentives for executives when evaluating a potential acquisition of the Company. For a detailed description of these change of control benefits, including our change of control policy, please see the discussion below under "Executive Compensation—Change in Control and Severance Arrangements/Potential Payments."

Summary Compensation Table

        The following table presents compensation information for the year ended January 31, 2007 awarded to, earned by or paid to our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers. We refer to these executive officers as our "named executive officers" elsewhere in this Information Statement.

Name and Principal Position	Fiscal Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation		Total
Benjamin A. Horowitz President and Chief Executive Officer	2007	$350,000	$50,000	—	$1,295,354	$350,000	—		$2,045,354
David F. Conte Chief Financial Officer(4)	2007	218,146	10,000	—	290,323	83,317	—		601,786
James E. Adkins Executive Vice President of Products(5)	2007	250,000	—	$350,866	625,926	103,750	—		1,330,542
Mark D. Cranney Executive Vice President of Worldwide Field Operations	2007	250,000	—	350,866	972,361	244,125	—		1,817,352
John L. O'Farrell Executive Vice President of Business Development	2007	330,000	100,000	86,472	242,220	24,750	—		783,442
Sharlene P. Abrams Chief Financial Officer(6)	2007	243,750	—	—	235,447	—	$28,125	(7)	507,322

(1)
For Mr. Horowitz and Mr. O'Farrell, these amounts represent discretionary "spot" bonuses approved by the Compensation and Organizational Development Committee. Please see the section entitled "Compensation Discussion and Analysis" for further information. Mr. Conte's spot bonus was awarded prior to his appointment as an executive officer.

(2)
These amounts reflect the dollar amount recognized for financial statement reporting purposes for the year ended January 31, 2007 in accordance with FAS 123(R), with the exception that estimated forfeitures related to service-based vesting were disregarded in these amounts. The calculation for each individual named above includes any equity awards held by such individual that vested during the year ended January 31, 2007. Assumptions used in the calculation of this amount are included in footnote 1 to our audited financial statements for the year ended January 31, 2007 included in our annual report on Form 10-K filed with the Securities and Exchange Commission on April 13, 2007.

(3)
The amounts shown in this column reflect the cash bonus payouts awarded for fiscal year 2007 performance and paid in March 2007. These bonus payouts are described further under "Compensation Discussion and Analysis" in this Information Statement.

(4)
Mr. Conte was promoted to CFO effective as of July 12, 2006. The amounts listed include compensation earned in fiscal 2007 by Mr. Conte prior to his promotion to CFO.

(5)
As of June 29, 2007, Mr. Adkins, who was a named executive officer for fiscal year 2007, is no longer employed by the Company. In connection with his termination, Mr. Adkins received in June 2007 a lump sum payment equal to four months of Mr. Adkins' base salary and payment by the Company of COBRA insurance premiums for four months after termination.

(6)
Ms. Abrams resigned as Chief Financial Officer effective as of July 12, 2006. Ms. Abrams terminated her employment with Opsware as of October 31, 2006.

(7)
Represents accrued vacation paid out upon Ms. Abrams' termination.

Grants of Plan-Based Awards in Fiscal 2007

        The following table provides information with regard to cash bonuses for fiscal 2007 under our performance-based, non-equity incentive plan, and with regard to each stock option granted to each named executive officer during fiscal 2007.

					All Other Option Awards:
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Number of Shares Underlying Option Awards(1)
						Exercise Price of Option Awards(2)		Grant Date Fair Value Of Option Awards(3)
Name	Grant Date
		Threshold	Target	Maximum
Benjamin A. Horowitz	3/15/06	—	350,000	700,000	300,000		$7.93		$1,770,300
David F. Conte	3/15/06 7/13/06	— —	117,500 —	235,000 —	50,000 200,000	$ $	7.93 7.17	$ $	295,050 1,057,400
James E. Adkins(4)	3/15/06	—	125,000	250,000	50,000		$7.93		$295,050
Mark D. Cranney	3/15/06	—	250,000	500,000	75,000		$7.93		$442,575
John L. O'Farrell	3/15/06	—	33,000	66,000	100,000		$7.93		$590,100
Sharlene P. Abrams(5)	3/15/06	—	32,500	65,000	40,000		$7.93		$236,040

(1)
All option awards granted in fiscal 2007 were made under our 2000 Incentive Stock Plan. Each of these options vest as to 1/48th of the total number of shares each month following the grant date. Options expire ten years from the date of grant.

(2)
Represents the fair market value of a share of our common stock based on the closing stock price of our Common Stock on the grant date.

(3)
These amounts reflect the dollar amount recognized for financial statement reporting purposes for the year ended January 31, 2007 in accordance with FAS 123(R), with the exception that estimated forfeitures related to service-based vesting were disregarded in these amounts. The calculation for each individual named above includes any equity awards held by such individual that vested during the year ended January 31, 2007. Assumptions used in the calculation of this amount are included in footnote 1 to our audited financial statements for the year ended January 31, 2007 included in our annual report on Form 10-K filed with the Securities and Exchange Commission on April 13, 2007.

(4)
As of June 29, 2007, Mr. Adkins, who was a named executive officer for fiscal year 2007, is no longer employed by the Company.

(5)
Ms. Abrams resigned as Chief Financial Officer effective as of July 12, 2006. Ms. Abrams terminated her employment with Opsware as of October 31, 2006.

Narrative to Summary Compensation Table and Grants of Fiscal 2007 Plan-Based Awards

        See Compensation Discussion and Analysis above for complete description of compensation plans pursuant to which the amounts listed under the Summary Compensation Table and Grants Plan-Based Awards in Fiscal 2007 were paid or awarded and the criteria for such payment, including targets for payment of annual incentives, as well as performance criteria on which such payments were based. The Compensation Discussion and Analysis also describes the options and restricted stock grants.

Outstanding Equity Awards at Fiscal Year Ended January 31, 2007

        The following table presents information regarding outstanding equity awards held by our named executive officers at January 31, 2007.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price		Option Expiration Date	Number of Shares That Have Not Vested (#)		Market Value of Shares That Have Not Vested ($)(7)
Benjamin A. Horowitz	62,500 191,666 291,665 383,333 750,000		237,500 208,334 108,335 16,667 0	$ $ $ $ $	7.93 5.80 8.22 1.85 3.68	3/14/2016 2/22/2015 2/23/2014 3/3/2013 12/3/2011

Total:	1,679,164		570,836
David F. Conte	24,999 10,416 5,728 5,727 15,103 18,749 9,375 37,730 37,270 750 9,000 10,000 10,000 1,330 7,944	(1) (2) (4)	175,001 39,584 6,772 6,773 9,897 6,251 625 0 0 0 0 0 0 0 0	$ $ $ $ $ $ $ $ $ $ $ $ $ $ $	7.17 7.93 5.16 5.13 5.00 7.79 2.45 0.62 0.47 3.68 3.68 1.46 2.55 5.31 8.00	7/12/2016 3/14/2016 3/30/2015 3/13/2015 8/11/2014 1/28/2014 4/7/2013 10/13/2012 10/3/2012 12/3/2011 12/3/2011 9/18/2011 6/12/2011 3/27/2011 2/8/2011

Total:	204,121		244,903
James E. Adkins(3)	10,416 312,499	(4)	39,584 287,501	$ $	7.93 6.40	3/14/2016 12/8/2014	150,000	(6)	$1,200,000

Total:	322,915		327,085
Mark D. Cranney	15,624 107,812 60,416 400,000	(4) (4)	59,376 117,188 39,584 200,000	$ $ $ $	7.93 5.80 5.28 7.73	3/14/2016 2/22/2015 8/17/2014 5/2/2014	150,000	(6)	$1,200,000

Total:	583,852		416,148
John L. O'Farrell	20,833 47,915 33,208 135,000 125,792 750 600,000	(5) (1) (4)	79,167 52,085 0 0 0 0 0	$ $ $ $ $ $ $	7.93 5.80 0.47 1.99 1.99 3.68 6.00	3/14/2016 2/22/2015 10/3/2012 4/11/2012 4/11/2012 12/3/2011 3/7/2011

Total:	963,498		131,252

Unless otherwise footnoted below, the equity awards above vest as to 1/48th of the shares each month over a four-year period.

(1)
Options vest over a two year period, with 1/24th vesting monthly.

(2)
Options vest over a two year period, with 50% vesting after one year and an additional 1/24th of the total number of shares vesting monthly thereafter.

(3)
As of June 29, 2007, Mr. Adkins, who was a named executive officer for fiscal year 2007, is no longer employed by the Company.

(4)
Options vest over a four year period, with 25% vesting after one year and an additional 1/48th of the total number of shares vesting monthly thereafter.

(5)
Options vest over a three year period, with 50% vesting after one year and an additional 1/48th of the total number of shares vesting monthly thereafter.

(6)
Restricted shares vest over a four year period, with 1/16th of the total number of shares vesting following each fiscal quarter of Opsware.

(7)
Assumes a stock price of $8.00, which was the closing price of our common stock on January 31, 2007, the last day of our fiscal year

Option Exercises and Stock Vested at Fiscal Year Ended January 31, 2007

        The following table sets forth information regarding the exercise of options and vesting of restricted stock during fiscal 2007.

	Option Awards		Stock Awards
Name	Acquired On Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired On Vesting (#)		Value Realized On Vesting ($)(2)
Benjamin A. Horowitz	—	—	—		—
David F. Conte	11,000	$59,507	—		—
James E. Adkins(3)	—	—	50,000	(4)	$375,075
Mark D. Cranney	—	—	50,000	(4)	375,075
John L. O'Farrell	307,314	$2,125,070	19,686		138,898
Sharlene P. Abrams(5)	87,915	$147,727	93,750		$665,833

(1)
The value realized equals the difference between the option exercise price and the fair market value of Opsware common stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

(2)
The value realized equals the fair market value of Opsware common stock on the vesting date, multiplied by the number of shares that vested.

(3)
As of June 29, 2007, Mr. Adkins, who was a named executive officer for fiscal year 2007, is no longer employed by the Company.

(4)
Of this amount, 17,678 shares were withheld by Opsware to cover tax withholding obligations.

(5)
Ms. Abrams resigned as Chief Financial Officer effective as of July 12, 2006. Ms. Abrams terminated her employment with Opsware as of October 31, 2006.

Equity Compensation Plans

        As of January 31, 2007, we maintained our 2000 Incentive Stock Plan and Employee Stock Purchase Plan, each of which was approved by our stockholders. Our 1999 Stock Plan and 2000 Stock Plan, each of which was terminated in connection with our initial public offering in March 2001, were also approved by our stockholders. The following table gives information about equity awards under all of our equity compensation plans as of January 31, 2007:

	(a)	(b)	(c)
Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Equity Compensation Plans (Excluding Shares Reflected in Column (a))
Equity compensation plans approved by stockholders	18,826,319	$5.62	17,105,945	(1)
Equity compensation plans not approved by stockholders(2)	—	—	—
Total	18,826,319	$5.62	17,105,945

(1)
Of these, 12,549,550 shares remained available for grant under the 2000 Incentive Stock Plan and 4,556,395 shares remained available for grant under the Employee Stock Purchase Plan. The 2000 Incentive Stock Plan provides for an increase in the number of shares reserved for issuance under the plan on the first day of each fiscal year in an amount equal to the least of (i) 9,000,000 shares, (ii) 6% of the outstanding shares on such date, or (iii) an amount determined by the Board. The Employee Stock Purchase Plan provides for an increase in the number of shares reserved for issuance under the plan on the first day of each fiscal year in an amount equal to the least of (i) 5,000,000 shares, (ii) 2% of the outstanding shares on such date, or (iii) an amount determined by the Board. The shares available for grant under the 2000 Incentive Stock Plan may be granted as restricted stock awards.

(2)
Options to purchase 137,089 shares of Common Stock were assumed through our acquisition of Rendition Networks, after giving effect to the applicable exchange ratio. These assumed options had a weighted average exercise price of $1.29 per share. No further shares are available for issuance under the plan under which these options were granted.

Change in Control and Severance Arrangements / Potential Payments

        Generally Applicable Terms.    Each of our stock plans provide that all awards granted under the plan will become fully vested and exercisable following a change of control if the successor corporation does not assume or substitute such awards.

        Change in Control Policy for Executives.    In February 2007, our Compensation Committee approved a new change in control policy that applies to equity awards held by our executive officers. Under this policy, an executive officer's unvested equity awards are entitled to accelerated vesting if the executive officer is terminated within 30 days prior to or 18 months following a change in control either (i) by the acquiring company for any reason other than cause, (ii) by the executive for "constructive termination" or (iii) by the executive for "good reason".

        The percentage of unvested stock eligible for acceleration is generally 100%, but may be less if the executive has not achieved certain tenure with the Company. Constructive termination is generally defined as a material adverse change in the executive's responsibilities that causes the executive's position with the acquiring company to be of materially less stature or responsibility than it was prior to the acquisition. Good reason is generally defined as a material reduction in the executive's overall cash compensation (base salary and bonus) or a relocation of employment to a location more than 50 miles from our current headquarters. Executives are not eligible for accelerated vesting for constructive termination until they have completed a 12-month transition period with the acquiring company.

        All current and future equity awards granted to executive officers are eligible for the accelerated vesting provided by this policy. The obligation to accelerate vesting under this policy is expressly conditioned upon the executive officer's execution and delivery of a customary general release and waiver of claims.

        Individual Change in Control Provisions.    If an executive officer has outstanding equity awards with change in control provisions that are more favorable than what is provided by the change in control policy described above, the more favorable change of control provisions will prevail. To the extent applicable, the more favorable provisions are described below under the respective executive officer's name.

        Benjamin A. Horowitz.    In February 2004, Mr. Horowitz was granted an option to purchase 400,000 shares of our common stock at an exercise price of $8.22 per share. This option vests as to 1/48th of the shares each month after the option grant. Upon a change of control, the vesting of this option will be accelerated as to 50% of the shares subject to the option that have not vested at such time and an additional 1/24th of the shares subject to the option that have not vested at such time will vest and become exercisable each month following the change of control, so that all the shares subject to the option will be vested on the date 12 months after the change of control. In addition, upon a termination of Mr. Horowitz's employment without cause, the vesting of this option will be accelerated in full. The change in control policy described above under "—Change in Control Policy for Executives" applies to all other equity awards held by Mr. Horowitz.

        The following table summarizes the potential value of accelerated stock options for Mr. Horowitz upon termination of employment or a change in control under each situation below. The table assumes the employment of Mr. Horowitz was terminated on January 31, 2007, which is the last business day of our fiscal year.

					Following a Change of Control
Executive Benefits and Payments Upon Termination:	Involuntary Termination Not For Cause		Upon a Change In Control		Involuntary Termination Not For Cause	Termination For Good Reason	Constructive Termination(1)
Value of accelerated stock options(2)	—	(3)	—	(3)	$577,462	$577,462	$577,462

(1)
Calculation assumes the named executive satisfied the minimum post-acquisition transition period necessary for receiving accelerated vesting.

(2)
The value realized equals the fair market value of Opsware common stock on January 31, 2007 less the exercise price of the equity award, multiplied by the number of shares that receive accelerated vesting.

(3)
Mr. Horowitz's stock option grant from February 2004 provides for acceleration benefits under the situations specified above. However, Opsware's closing stock price on January 31, 2007 was less than the exercise price for such option.

        David F. Conte.    The change in control policy described above under "—Change in Control Policy for Executives" applies to all equity awards held by Mr. Conte.

        The following table summarizes the potential value of accelerated stock options for Mr. Conte upon termination of employment or a change in control under each situation below. The table assumes the employment of Mr. Conte was terminated on January 31, 2007.

	Following a Change of Control
Executive Benefits and Payments Upon Termination:	Involuntary Termination Not For Cause	Termination For Good Reason	Constructive Termination(1)
Value of accelerated stock options(2)	$221,165	$221,165	$221,165

(1)
Calculation assumes the named executive satisfied the minimum post-acquisition transition period necessary for receiving accelerated vesting.

(2)
The value realized equals the fair market value of Opsware common stock on January 31, 2007 less the exercise price of the equity award, multiplied by the number of shares that receive accelerated vesting.

        Mark D. Cranney.    In May 2004 and August 2004, Mr. Cranney was granted an option to purchase 600,000 shares of our common stock at an exercise price of $7.73 per share and an option to purchase 100,000 shares of our common stock at an exercise price of $5.28 per share, respectively. These options vested as to 1/4th of the shares one year after the respective vesting commencement date and are vesting as to an additional 1/48th of the shares each month thereafter. Upon an involuntary termination of Mr. Cranney's employment without cause within 12 months of a change of control, the vesting of these options will be accelerated in full.

        In December 2006, Mr. Cranney was granted 200,000 shares of restricted stock at a price of $0.001 per share. These shares are subject to a right of repurchase that lapses as to 6.25% of the total shares on each date that our insider trading window first opens following the public announcement of our earnings results for each fiscal quarter ending on or after April 30, 2006. Upon an involuntary termination of Mr. Cranney's employment without cause within 12 months of a change of control, the lapsing of the repurchase right will be accelerated as to all of these shares.

        The change in control policy described above under "—Change in Control Policy for Executives" applies to all other equity awards held by Mr. Cranney.

        The following table summarizes the potential value of accelerated stock options and restricted stock for Mr. Cranney upon termination of employment or a change in control under each situation below. The table assumes the employment of Mr. Cranney was terminated on January 31, 2007.

	Following a Change of Control
Executive Benefits and Payments Upon Termination:	Involuntary Termination Not For Cause	Termination For Good Reason	Constructive Termination(1)
Value of accelerated stock awards(2)	$1,623,488	$1,623,488	$1,623,488

(1)
Calculation assumes the named executive satisfied the minimum post-acquisition transition period necessary for receiving accelerated vesting.

(2)
The value realized equals the fair market value of Opsware common stock on January 31, 2007 less the exercise price of the equity award, multiplied by the number of shares that receive accelerated vesting.

        John L. O'Farrell.    Upon an involuntary termination of Mr. O'Farrell's employment without cause or for constructive termination, he will receive a cash payment equal to 12 months of his then-current monthly salary and a cash payment equal to the value of his employee benefits for a period of

12 months. The change in control policy described above under "—Change in Control Policy for Executives" applies to all equity awards held by Mr. O'Farrell.

        The following table summarizes the potential value of accelerated stock options, salary and benefits for Mr. O'Farrell upon termination of employment or a change in control under each situation below. The table assumes the employment of Mr. O'Farrell was terminated on January 31, 2007.

			Following a Change of Control
Executive Benefits and Payments Upon Termination:	Involuntary Termination Not For Cause	Constructive Termination	Involuntary Termination Not For Cause	Termination For Good Reason	Constructive Termination(1)
Value of accelerated stock options(2)	—	—	$120,129	$120,129	$120,129
Salary	$330,000	$330,000	—	—	—
Health benefits payment	$14,314	$14,314	—	—	—

(1)
Calculation assumes the named executive satisfied the minimum post-acquisition transition period necessary for receiving accelerated vesting.

(2)
The value realized equals the fair market value of Opsware common stock on January 31, 2007 less the exercise price of the equity award, multiplied by the number of shares that receive accelerated vesting.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        During our fiscal year ended January 31, 2007, none of the individuals serving on the compensation committee was an officer or employee of Opsware, nor have any of these individuals served as an officer of Opsware at any other time. None of these individuals had any transactions of the type required to be disclosed under Item 404 of Regulation S-K. During our fiscal year ended January 31, 2007, no executive officer of Opsware served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving as a member of our Board or our Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership

        The following table sets forth information regarding beneficial ownership of common stock as of July 20, 2007, by:

  •
  our named executive officers;

  •
  each of our directors and the nominees for directors;

  •
  all executive officers and directors as a group; and

  •
  each person or entity known to us to own beneficially more than 5% of our common stock.

        Applicable percentage ownership is based on 105,817,490 shares of common stock outstanding as of July 20, 2007. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable within 60 days of July 20, 2007 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite that stockholder's name.

Name of Beneficial Owner	Total Shares Beneficially Owned	Percent of Shares Beneficially Owned
Directors and Named Executive Officers:
Marc L. Andreessen(1)	9,718,160	9.0%
Benjamin A. Horowitz(2)	6,019,476	5.6%
Mark D. Cranney(3)	903,459	*
John L. O'Farrell(4)	1,053,321	1.0%
David F. Conte(5)	360,327	*
James E. Adkins(6)	437,226	*
Sharlene P. Abrams(7)	404,409	*
Michael S. Ovitz(8)	1,254,456	1.2%
William V. Campbell(9)	216,144	*
Simon M. Lorne(10)	123,144	*
Michelangelo A. Volpi(11)	175,775	*
All directors and executive officers as a group (13 persons)(12)	24,655,232	23.0%
5% Stockholders:
Delaware Management Holdings(13)	5,476,947	5.2%
FMR Corp.(14)	15,204,118	14.4%

*
Represents less than 1% of our outstanding stock

(1)
Represents 6,458,785 shares held by the Andreessen 1996 Living Trust, Marc L. Andreessen as Trustee, 1,438,000 shares held by the 1996 Andreessen Charitable Remainder Trust, Marc L. Andreessen and J.P. Morgan Trust Company, N.A. as Trustees, and 1,821,375 shares issuable upon exercise of outstanding options held by Mr. Andreessen and exercisable within 60 days of July 20, 2007.

(2)
Represents 3,828,850 shares held by the Horowitz Family Trust dated August 29, 1997, Benjamin A. and Felicia A. Horowitz, Trustees, 250,003 shares held by the Horowitz Children's

  Trusts, each dated June 8, 2000, Jonathan Daniel as Trustee, and 1,940,623 shares issuable upon exercise of outstanding options held by Mr. Horowitz exercisable within 60 days of July 20, 2007.

(3)
Represents 6,586 shares held by Mr. Cranney individually, 125,000 shares held by the Cranney Living Trust, Mark Cranney as Trustee (of which 125,000 shares were subject to a right of repurchase as of July 20, 2007) and 771,873 shares issuable upon exercise of outstanding options held by Mr. Cranney exercisable within 60 days of July 20, 2007.

(4)
Represents 35,135 shares held by the O'Farrell-Principle Living Trust, John O'Farrell as Trustee, and 1,018,186 shares issuable upon exercise of outstanding options held by Mr. O'Farrell exercisable within 60 days of July 20, 2007.

(5)
Represents 83,360 shares held by Mr. Conte individually and 276,967 shares issuable upon exercise of outstanding options held by Mr. Conte exercisable within 60 days of July 20, 2007.

(6)
Represents 35,665 shares held by Mr. Adkins individually and 401,561 shares issuable upon exercise of outstanding options held by Mr. Adkins exercisable within 60 days of July 20, 2007. Based solely on information available to Opsware as of Mr. Adkins' termination date of June 29, 2007.

(7)
Represents 404,409 shares held by Ms. Abrams individually. Based solely on information available to Opsware as of Ms. Abrams' termination date of October 31, 2006.

(8)
Represents 913,312 shares held by the Ovitz Family Limited Partnership, 150,000 shares held by Mr. Ovitz individually, and 191,144 shares issuable upon exercise of outstanding options held by Mr. Ovitz exercisable within 60 days of July 20, 2007.

(9)
Represents 75,000 shares held by Mr. Campbell individually and 141,144 shares issuable upon exercise of outstanding options held by Mr. Campbell exercisable within 60 days of July 20, 2007.

(10)
Represents 7,000 shares held by Mr. Lorne individually and 116,144 shares issuable upon exercise of outstanding options held by Mr. Lorne exercisable within 60 days of July 20, 2007.

(11)
Represents 84,631 options held by Mr. Volpi individually and 91,144 shares issuable upon exercise of outstanding options held by Mr. Volpi exercisable within 60 days of July 20, 2007.

(12)
Represents 16,756,791 shares (of which 411,305 shares are subject to a right of repurchase as of July 20, 2007) and 7,898,441 shares issuable upon exercise of outstanding options exercisable within 60 days of July 20, 2007.

(13)
Based solely on a Schedule 13G filed February 7, 2007. Delaware Management Holding's address is 2006 Market Street, Philadelphia, Pennsylvania 19103.

(14)
Based solely on a Schedule 13G filed February 14, 2007. FMR Corp.'s address is 82 Devonshire Street, Boston, Massachusetts 02109.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        During the fiscal year ended January 31, 2007 and since the end of that fiscal year, there has not been any transaction or series of transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

        Our Audit Committee reviews the fairness and approval of any proposed transaction between management and other related parties of the Company. In addition, our Code of Conduct and Ethics of the Company sets forth factors that should be considered in determining whether there may be a direct or indirect material interest, such as the size and nature of the person's interest; the nature of the Company's relationship with the other entity; whether the person has access to confidential Company information; and whether the person has an ability to influence Company decisions that would affect the other entity.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act requires certain insiders and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and changes in ownership with the Securities and Exchange Commission. These persons are required by Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of Forms 3, 4 and 5 furnished to Opsware during the fiscal year ended January 31, 2007, no director, officer, beneficial owner of more than 10% of its outstanding common shares, or any other person subject to Section 16 of the Exchange Act, failed to file on a timely basis during the fiscal year ended January 31, 2007.

Annex II

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
Tel: 212-902-1000
Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

July 20, 2007

Board of Directors
Opsware Inc.
599 N. Mathilda Ave.
Sunnyvale, CA 94085

Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Opsware Inc. (the "Company") of the $14.25 per Share in cash to be received by holders of Shares in the Tender Offer and Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of July 20, 2007 (the "Agreement"), by and among Hewlett-Packard Company ("Parent"), Orca Acquisition Corp, a wholly owned subsidiary of Parent ("Acquisition Sub"), and the Company. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Acquisition Sub will pay $14.25 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares owned by the Company, Parent, Acquisition Sub or any subsidiary of Parent or Acquisition Sub) will be converted into the right to receive $14.25 in cash.

        Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the "Transaction"). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time. We also have provided certain investment banking and other financial services to Parent and its affiliates from time to time, including having acted as joint book-runner with respect to a public offering of Parent's Floating Rate Global Notes due May 22, 2009 (aggregate principal amount $1,000,000,000) in May 2006; and as joint book-running manager with respect to a public offering of Parent's Floating Rate Global Notes due March 1, 2012, 5.25% Global Notes due March 1, 2012 and 5.40% Global Notes due March 1, 2017 (aggregate principal amount $600,000,000, $900,000,000 and $500,000,000, respectively) in February 2007. We also may provide investment banking and other financial services to the Company, Parent and their respective affiliates

II-1

in the future. In connection with the above-described investment banking and other financial services we have received, and may receive, compensation.

        Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Parent and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Parent for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended January 31, 2007; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management (the "Forecasts"). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the software industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

        For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $14.25 in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO. (GOLDMAN, SACHS & CO.)

II-2

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SIGNATURE
OPSWARE INC. 599 N. MATHILDA AVENUE SUNNYVALE, CA 94085
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
PURCHASER DESIGNEES
CERTAIN INFORMATION CONCERNING THE COMPANY
DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS
DIRECTOR COMPENSATION
EXECUTIVE COMPENSATION
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE